EXHIBIT 99.1


SOMAREL, MLMS AND MLMS2
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MERGER OF SOMAREL, MLMS AND MLMS2 INTO PUBLICIS GROUPE S.A.

   ATTACHMENT TO THE REPORTS OF THE MANAGING BOARD ("DIRECTOIRE") OF PUBLICIS GROUPE S.A., OF THE BOARDS OF DIRECTORS OF THE SOMAREL AND MLMS COMPANIES AND
 OF THE GENERAL PARTNER OF MLMS2 TO BE SUBMITTED TO THE RESPECTIVE SPECIAL
        MEETINGS OF THE SHAREHOLDERS OF SAID COMPANIES ON MAY 15, 2003.


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Pursuant to its rule 98-01,  the  Commission  des  Operations de Bourse  affixed registration number E03-055 to this document on April 17, 2003. This document was prepared by the issuer and is binding on its signatories. The registration number, affixedsubsequent to a review of the pertinence and coherence of the information provided about the contemplated transactions and the concerned companies, does not imply either an approval of the appropriateness or an authentication of the accounting and financial data presented herein. The registration number attests to the fact that the information contained in this document meets the regulatory requirements with a view to the future listing, on the Primary Market, of the shares which, subject to approval by the general
meetings  of  the  shareholders,   shall  be  issued  in  consideration  of  the
contributions described herein.
--------------------------------------------------------------------------------

By way of reference, the present document includes the reference document prepared by Publicis Groupe S.A. for the 2002 financial year, filed with the Commission des Operations de Bourse under No. D03-0318 on March 27, 2003.

Copies of this document are available at no cost at the registered office of Publicis Groupe SA.


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                                TABLE OF CONTENTS

1. PERSONS RESPONSIBLE FOR THE DOCUMENT ATTACHED TO
   THE REPORT OF THE MANAGING BOARD AND PERSONS
   RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS...................................1

   1.1  For Publicis Groupe S.A................................................1
        1.1.1      Person responsible for the document.........................1
        1.1.2      Affidavit by the person responsible for the document........1
        1.1.3      Persons responsible for the audit of the accounts...........1
        1.1.4      Certificate of the Auditors.................................2
        1.1.5      Persons responsible for the information.....................4

   1.2  For Somarel............................................................4
        1.2.1      Person responsible for the document.........................4
        1.2.2      Affidavit by the person responsible for the document........4
        1.2.3      Persons responsible for the audit of the accounts...........4
        1.2.4      Certificate of the Auditors.................................5
        1.2.5      Person responsiblefor the information.......................6

   1.3  For MLMS2..............................................................6
        1.3.1      Person responsible for the document.........................6
        1.3.2      Affidavit by the person responsible for the document........6
        1.3.3      Persons responsible for the audit of the accounts...........6
        1.3.4      Certificate of the Auditors.................................7
        1.3.5      Person responsible for the information......................8

   1.4  For MLMS...............................................................8
        1.4.1      Person responsible for the document.........................8
        1.4.2      Affidavit by the person responsible for the document........8
        1.4.3      Persons responsible for the audit of the accounts...........8
        1.4.4      Certificate of the Auditors.................................9
        1.4.5      Person responsible for the information......................9

2. INFORMATION ON THE MERGER AND ITS CONSEQUENCES.............................10

   2.1  Economic aspects of the merger........................................10
        2.1.1      Pre-existing links between the companies in question.......10
        2.1.2      Reasons for and goals of the merger........................13

   2.2  Legal aspects of the merger...........................................13
        2.2.1      The merger.................................................13
        2.2.2      Control of the merger......................................16
        2.2.3      Compensation of the contributions made within the
                   framework of the merger....................................17

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   2.3  Accounting for the contributions......................................27
        2.3.1      Description and value of the contributed assets and of the liabilities................................................27
        2.3.2      Comparison between book values and contribution values.....28
        2.3.3      Determination of the contribution values...................29
        2.3.4      Share premium..............................................37
        2.3.5      Capital reduction..........................................37

   2.4  Compensation of the contributions.....................................37
        2.4.1      Methodology................................................37
        2.4.2      Revalued net assets........................................38
        2.4.3      Net book assets per share..................................43
        2.4.4      Summary concerning the exchange ratios.....................43

   2.5  Consequences of the merger............................................44
        2.5.1      Consequences of the merger for Publicis Groupe S.A. and its shareholders...............................................44


3  PRESENTATION OF PUBLICIS GROUPE S.A........................................50


4  PRESENTATION OF SOMAREL, THE COMBINED COMPANY..............................50

   4.2  General information concerning the capital............................53

   4.3  Information relating to the activity..................................54

   4.4  Financial information.................................................56

   4.5  Additional information................................................60

   4.6  Information concerning recent changes in the company..................60


5  PRESENTATION OF MLMS 2.....................................................61

   5.1  General information...................................................61

   5.2  General information concerning the capital............................63

   5.3  Information relating to the activity..................................64

   5.4  Financial statements at December 31, 2000, 2001, 2002.................65

   5.5 Information concerning recent changes in the company...................68

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6  PRESENTATION OF MLMS.......................................................68

   6.1  General information...................................................68

   6.2  General information concerning the capital............................70

   6.3  Information relating to the activity..................................71

   6.4  Financial information.................................................72

   6.5  Information concerning recent changes in the company..................76

1. PERSONS RESPONSIBLE FOR THE DOCUMENT ATTACHED TO THE REPORT OF THE MANAGING BOARD AND PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

1.1     FOR PUBLICIS GROUPE S.A.

1.1.1   PERSON RESPONSIBLE FOR THE DOCUMENT

        Maurice Levy,
        CHAIRMAN OF THE MANAGING BOARD OF PUBLICIS GROUPE S.A.

1.1.2   AFFIDAVIT BY THE PERSON RESPONSIBLE FOR THE DOCUMENT

        "To our knowledge, the data contained in this document is true and authentic; it includes all the information investors need in order to base their judgment on the property, the activity, the financial position, the results and prospects of Publicis Groupe S.A., as well as on the rights attached to the shares which will be issued further to the merger; it does not omit anything likely to alter its scope."

                                            Paris, April 09, 2003
                                            Maurice Levy
                                            CHAIRMAN OF THE MANAGING BOARD

1.1.3   PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

        STATUTORY AUDITORS

        o   Mr. Frederic Allilaire, Mazars & Guerard
            125, rue de Montreuil 75011
            Paris
            Date of the initial appointment: General Meeting of June 25, 1981. Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2004 financial year.

        o   Mr. Bruno Perrin, Ernst & Young Audit
            4 rue Auber
            75009 Paris
            Date of the initial appointment: General Meeting of June 14, 2001. Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2006 financial year.

        ALTERNATE AUDITORS

        o    Mr. Patrick de Cambourg
             125, rue de Montreuil
             75011 Paris
             Date of the initial appointment: General Meeting of June 25, 1998.

             Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2004 financial year.

        o    Mr. Denis Thibon
             11, Faubourg de l'Arche
             75011 Paris
             Date of the initial appointment: General Meeting of June 14, 2001. Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2006 financial year.

1.1.4   CERTIFICATE OF THE AUDITORS

In our capacity as auditors of Publicis Groupe S.A., pursuant to the COB rule No. 98-01 and in accordance with professional standards applicable in France, we reviewed the information concerning the financial position and the historical accounts presented in this document, which was prepared in connection with the merger of Somarel, MLMS and MLMS2 into Publicis Groupe S.A..

By way of reference, this document includes the reference document prepared by Publicis Groupe S.A. and registered by the Commission des Operations de Bourse under No. D.03-318 on March 27, 2003, which includes an opinion issued by us on March 26, 2003.

This document was prepared under the responsibility of the Chairman of the Managing Board of Publicis Groupe S.A. Based on our review, we issue an opinion concerning the accuracy of the data it contains with regard to Publicis Groupe S.A.'s financial position and the accounts.

In accordance with professional standards applicable in France, our task consisted of assessing the accuracy of the data concerning the financial position and the accounts and of verifying that they are consistent with the accounts that were subject to the report. It also consisted of reading the other information contained in the document for purposes of identifying any significant inconsistencies with the information relating to the financial position and the accounts, and of drawing attention to ANY erroneous information that we may have become aware of on the basis of the overall knowledge of Publicis Groupe S.A. gained during our mandate. This document does not contain any isolated data projections resulting from a structured elaboration process.

The individual and consolidated financial statements of Publicis Groupe S.A. approved by the Managing Board were subject to an audit by Mazars & Guerard and Pierre Loeper, auditors, and by Ernst & Young Audit, the contract auditor for the year ending on December 31, 2000, and to an audit by Mazars & Guerard and Ernst & Young Audit for the years ending on December 31, 2001 and 2002, in accordance with professional standards applicable in France. The individual financial statements for the year ending on December 31, 2000 were certified without qualification or observation. The consolidated financial statements for the year ending on December 31, 2000 were certified without qualification and gave rise to an observation concerning paragraph 2 of the consolidated appendix relating to the adoption of rule 99-02 of the CRC on consolidated financial statements and the resulting methodological changes. The financial statements for the year ending on December 31, 2001 were certified without qualification or observation. The individual financial statements for the year ending December 31, 2002 were certified without reservation or observation. The consolidated financial statements for the year ending December 31, 2002 were certified without qualification and gave rise to an observation concerning Note 1 of the consolidated appendix that lays out the methodological change that results from the first application, starting on January 1, 2002, of CRC rule No. 2000-06 relating to liabilities.

The annual financial statements of the Somarel company for the years ending December 31, 2002, 2001 and 2000 were audited by Mazars & Guerard, Auditors, according to professional standards applicable in France and were certified without qualification or observation.

The annual financial statements of the MLMS company for the years ending December 31, 2002, 2001 and 2000 were audited by Mr. Jose Marette, Auditor, according to professional standards applicable in France and were certified without qualification or observation.

The annual financial statements of the MLMS2 company for the years ending on December 31, 2002, 2001 and 2000 were audited by Mr. Loeper, Auditor, according to professional standards applicable in France and were certified without qualification or observation.

The pro forma accounts for the year ending on December 31, 2002 were prepared under the responsibility of the Chairman of the Managing Board, and reviewed by us according to professional standards applicable in France. Further to our review of which a report is included on page 51 of this document, it is our opinion that the conventions used constitute a reasonable basis for evaluating the effects of the merger of Somarel, MLMS and MLMS2 into Publicis Groupe S.A. in the pro-forma accounts, that the quantified translation of such accounts is appropriate and that the accounting methods used are consistent with those used for preparing the annual consolidated financial statements of Publicis Groupe S.A.

Based on our review, we make no qualifications regarding the accuracy of the information concerning the financial position and the accounts presented in this document.

Concerning the proforma information contained in this document, we emphasize that the purpose of such information is to translate the effect on the historical accounting and financial data of the completion of a given transaction or event on a date preceding its real or reasonably contemplated occurrence. However, such information is not necessarily representative of the financial position or of the performance that would have been recognized if the transaction or event had occurred on a date preceding that of its real or reasonably contemplated occurrence.

Signed in Paris on April 09, 2003

The Auditors

         Mazars & Guerard                              Ernst & Young Audit
           Frederic Allilaire                            Bruno Perrin

1.1.5   PERSONS RESPONSIBLE FOR THE INFORMATION

        Jean-Michel Etienne
        Director of Finance
        133 Avenue des Champs-Elysees - 75008 Paris
        Telephone:  01 44 43 72 30
        Fax:  01 44 43 75 60
        e-mail:  jean-michel.etienne@publicis.com

        Pierre Benaich
        Director of Investor Relations
        133 Avenue des Champs-Elysees - 75008 Paris
        Telephone:  01 44 43 65 00
        Fax:  01 44 43 75 60
        e-mail:  pierre.benaich@publicis.fr

1.2     FOR SOMAREL

1.2.1   PERSON RESPONSIBLE FOR THE DOCUMENT

        Elisabeth Badinter
        Chairperson of the Board of Directors

1.2.2   AFFIDAVIT BY THE PERSON RESPONSIBLE FOR THE DOCUMENT

        "To my knowledge, the data contained in this document is true and accurate; it includes all the information investors need in order to base their judgment on the property, the activity, the financial position, the results and prospects of Somarel; it does not omit anything likely to alter its scope."

                                         Paris, April 09, 2003
                                         Elisabeth Badinter
                                         CHAIRPERSON OF THE BOARD OF DIRECTORS

1.2.3   PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

        STATUTORY AUDITOR

        o   Mr. Frederic Allilaire, Mazars & Guerard
            125 Rue de Montreuil
            75011 Paris

            Date of the initial appointment: General Meeting of April 9, 1998 Date of the current appointment: General Meeting of April 9, 1998 Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2003 financial year.

        ALTERNATE AUDITOR

        o   Mr. Jose Marette,
            125 Rue de Montreuil
            75011 Paris
            Date of the initial appointment: General Meeting of April 9, 1998 Date of the current appointment: General Meeting of April 9, 1998 Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2003 financial year.

1.2.4   CERTIFICATE OF THE AUDITORS

In my capacity as auditor of the Somarel company, pursuant to the COB rule No. 98-01 and in accordance with professional standards applicable in France, I reviewed the information concerning the financial position and the historical accounts relating to Somarel presented in this document, which was prepared in connection with the merger of Publicis Groupe S.A. with the Somarel, MLMS and MLMS2companies.

This document was prepared under the responsibility of the Chairman of the Managing Board of Publicis Groupe S.A. Based on my review, I issue an opinion concerning the accuracy of the data it contains with regard to the financial position and the accounts of the Somarel company.

In accordance with professional standards applicable in France, my task consisted of assessing the accuracy of the data concerning the financial position and the accounts and of verifying that they are consistent with the accounts that were subject to the report. It also consisted of reading the other information contained in the document for purposes of identifying any significant inconsistencies with the information relating to the financial position and the accounts, and of drawing attention to any erroneous information that I may have become aware of on the basis of the overall knowledge gained during my mandate.

This document does not contain any isolated data projections resulting from a structured elaboration process.

The annual financial statements for the financial years ending December 31, 2002, December 31, 2001 and December 31, 2000, approved by the Board of Directors, were audited by me according to professional standards applicable in France and were certified without qualification or observation.

Based on my review, I make no qualifications regarding the accuracy of the information concerning the financial position and the accounts presented in this document, which was prepared in connection with the merger of Somarel, MLMS and MLMS2 into Publicis Groupe S.A.

Paris, April 09, 2003

                                   THE AUDITOR

                                MAZARS & GUERARD
                               FREDERIC ALLILAIRE

1.2.5    Person responsiblefor the information

         Jean-Paul Morin
         133 Avenue des Champs-Elysees - 75008 Paris
         Telephone:  01 44 43 73 00
         Fax:  01 44 43 75 60
         e-mail:  jmorin@publicis.fr

1.3      FOR MLMS2

1.3.1    PERSON RESPONSIBLE FOR THE DOCUMENT

         MLMS Gestion, general partner
         represented by Maurice Levy

1.3.2    1.3.2   AFFIDAVIT BY THE PERSON RESPONSIBLE FOR THE DOCUMENT

         "To our knowledge, the data contained in this document is true and authentic; it includes all the information investors need in order to base their judgment on the property, the activity, the financial position, the results and prospects of MLMS2; it does not omit anything likely to alter its scope."

                                                           Paris, April 09, 2002
                                                  MLMS Gestion, managing partner
                                                     REPRESENTED BY MAURICE LEVY

1.3.3    PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

         STATUTORY AUDITOR

         o  Mr. Pierre Loeper
            39 Rue Saint Dominique - 75007 Paris
            Date of the initial appointment: General Meeting of June 9, 1998 Date of the current appointment: General Meeting of June 9, 1998 Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2004 financial year.

         ALTERNATE AUDITOR

         o  Monsieur Didier Faury
            140 Boulevard Haussmann - 75008 Paris
            Date of the initial appointment: General Meeting of April 9, 1998 Date of the current appointment: General Meeting of April 9, 1998 Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2004 financial year.

1.3.4    CERTIFICATE OF THE AUDITORS

In my capacity as auditor of the MLMS2 company, pursuant to the COB rule No. 98-01 and in accordance with professional standards applicable in France, I reviewed the information concerning the financial position and the historical accounts relating to MLMS2 presented in this document, which was prepared in connection with the merger of Publicis Groupe S.A.with the Somarel, MLMS and MLMS2 companies.This document was prepared under the responsibility of the Chairman of the Managing Board of Publicis Groupe S.A. Based on my review, I issue an opinion concerning the accuracy of the data it contains with regard to the financial position and the accounts of MLMS2.

In accordance with professional standards applicable in France, my task consisted of assessing the accuracy of the data concerning the financial position and the accounts and of verifying that they are consistent with the accounts that were subject to the report. It also consisted of reading the other information contained in the document for purposes of identifying any significant inconsistencies with the information relating to the financial position and the accounts of MLMS2, and of drawing attention to any erroneous information that I may have become aware of on the basis of the overall knowledge of MLMS2 gained during my mandate.

The annual financial statements for the financial years ending December 31, 2002, December 31, 2001 and December 31, 2000, approved by MLMS2 Gestion, managing partner of MLMS2, were audited by me according to professional standards applicable in France and were certified without qualification or observation.

Based on this review, I make no qualifications regarding the accuracy of the information concerning the financial position and the accounts presented in this document.

Paris, April 09, 2003

                                   THE AUDITOR

                                  PIERRE LOEPER

1.3.5   PERSON RESPONSIBLE FOR THE INFORMATION

        Jean-Paul Morin
        133 Avenue des Champs-Elysees - 75008 Paris
        Telephone:  01 44 43 73 00
        Fax:  01 44 43 75 60
        e-mail:  jmorin@publicis.fr

1.4     FOR MLMS

1.4.1   PERSON RESPONSIBLE FOR THE DOCUMENT

        Jean-Paul Morin
        GENERAL MANAGER

1.4.2   AFFIDAVIT BY THE PERSON RESPONSIBLE FOR THE DOCUMENT

        "To our knowledge, the data contained in this document is true and authentic; it includes all the information investors need in order to base their judgment on the property, the activity, the financial position, the results and prospects of MLMS2; it does not omit anything likely to alter its scope."

                                          Paris, April 09, 2002
                                          Jean-Paul Morin
                                          GENERAL MANAGER

1.4.3   PERSONS RESPONSIBLE FOR THE AUDIT OF THE ACCOUNTS

        STATUTORY AUDITOR

        o  Mr. Jose Marette
           135 Boulevard Haussmann - 75008 Paris
           Date of the initial appointment: General Meeting of October 12, 1998 Date of the current appointment: General Meeting of October 12, 1998 Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2003 financial year.

        ALTERNATE AUDITOR

        o  Mr. Pierre Loeper
           39 Rue Saint Dominique - 75007 Paris
           Date of the initial appointment: General Meeting of October 12, 1998 Date of the current appointment: General Meeting of October 12, 1998 Expiration of the current term of office: At the end of the General Meeting of the Shareholders called upon to vote on the financial statements for the 2003 financial year.

1.4.4   CERTIFICATE OF THE AUDITORS

In my capacity as auditor of the MLMS company, pursuant to the COB rule No. 98-01 and in accordance with professional standards applicable in France, I reviewed the information concerning the financial position and the historical accounts relating to MLMS presented in this document, which was prepared in connection with the merger of Publicis Groupe S.A. with the Somarel, MLMS and MLMS2 companies.

This document was prepared under the responsibility of the Chairman of the Managing Board of Publicis Groupe S.A. Io issue an opinion concerning the accuracy of the data it contains with regard to the financial position and the accounts of MLMS.

In accordance with professional standards applicable in France, my task consisted of assessing the accuracy of the data concerning the financial position and the accounts and of verifying that they are consistent with the accounts that were subject to the report. It also consisted of reading the other information contained in the document for purposes of identifying any significant inconsistencies with the information relating to the financial position and the accounts of MLMS, and of drawing attention to any erroneous information that I may have become aware of on the basis of the overall knowledge gained during my mandate. This document does not contain any data projections resulting from a structured elaboration process.

The annual financial statements for the financial years ending December 31, 2002, December 31, 2001 and December 31, 2000, approved by the Board of Directors, were audited by me according to professional standards applicable in France and were certified without qualification or observation.

Based on this review, I make no qualifications regarding the accuracy of the information concerning the financial position and the accounts presented in this document, which was prepared in connection with the merger of Publicis Groupe, S.A. with the Somarel, MLMS and MLMS2 companies

Paris, April 09, 2003

                                   THE AUDITOR

                                  JOSE MARETTE

1.4.5     PERSON RESPONSIBLE FOR THE INFORMATION

          Jean-Paul Morin
          133 Avenue des Champs-Elysees - 75008 Paris
          Telephone:  01 44 43 73 00
          Fax:  01 44 43 75 60
          e-mail:  jmorin@publicis.fr

2.        INFORMATION ON THE MERGER AND ITS CONSEQUENCES

2.1       ECONOMIC ASPECTS OF THE MERGER

2.1.1     PRE-EXISTING LINKS BETWEEN THE COMPANIES IN QUESTION

2.1.1.1   EQUITY LINKS

          At April 8, 2003, Somarel held 30,960,000 shares of Publicis Groupe S.A. representing 61,920,000 voting rights, i.e. 15.79% of Publicis's capital and 27.39% of its voting rights.

          At April 8,  2003,  MLMS  held  261,932  Somarel  shares  representing
          261,932 voting rights, i.e. 8.46% of Somarel's capital and of its voting rights. MLMS also holds 206 MLMS2 shares representing 412 voting rights, i.e. 0.16% of MLMS2's capital and of its voting rights.

          At April 8, 2003, MLMS2 held 128,000 Somarel shares representing 128,000 voting rights, i.e. 4.13% of Somarel's capital and of itsvoting rights.

          The following organizational chart presents the structure of the direct or indirect interests held by Somarel, MLMS and MLMS2 in Publicis Groupe S.A. prior to the merger.


                    [ORGANIZATIONAL CHART - GRAPHICS OMITTED]

(1) BY APPLYING THE SHAREHOLDER AGREEMENT ENTERED INTO BETWEEN DENTSU AND E. BADINTER WHEN BCOM3 WAS ACQUIRED IN 2002, DENTSU MAY NOT, UNTIL JULY 1, 2012, HOLD A STAKE OF MORE THAN 15.0% OF THE VOTING RIGHTS OF PUBLICIS GROUPE S.A.

(2)   FOREIGN MANAGEMENT OF PUBLICIS.

2.1.1.2 SURETIES, PLEDGES OF COLLATERAL, JOINT DIRECTORS - JOINT SUBSIDIARIES AND MEMBERSHIP IN THE SAME GROUP - TECHNICAL OR COMMERCIAL AGREEMENTS
          - ARRANGEMENTS WITH EXECUTIVES

Sureties / Pledges of collateral:  NONE.
Joint directors of Publicis and Somarel

            Mrs. Elisabeth Badinter, Chairperson of the Supervisory Board of Publicis Groupe S.A. and Chairperson of the Board of Directors of Somarel

            Mr. Simon Badinter Mrs. Sophie Dulac

Joint directors of Publicis and MLMS

           Mr. Maurice Levy, Chairman of the Managing Board of Publicis Groupe S.A. and Chairman of the Board of Directors of MLMS
           Mr. Bruno Desbarats-Bollet

Joint directors of Publicis and MLMS2
           Mr. Bruno Desbarats-Bollet

Joint subsidiaries and membership in the same group
           There are no joint subsidiaries, but Publicis Groupe S.A. is partly owned by Somarel.

           Somarel is controlled by the Badinter family, by financial investors, as well as by the management and the employees of Publicis Groupe S.A. through MLMS, MLMS2 and MLMS3.

Technical or commercial agreements:  NONE
Special agreements:  NONE
Shareholders' agreements:
           A shareholders' agreement was signed on April 9, 1998 (hereinafter the "Shareholders Agreement") among the shareholders of Somarel, Mrs. Elisabeth Badinter (and, on the date of signing of the agreement, other family shareholders), the investors (BNP-Paribas, Pechel Industries, Cie Financiere St-Honore, Francarep and SRRE, hereinafter referred to collectively as the "Investors"), MLMS and the employees and members of the management of the Publicis group represented by Mr. Maurice Levy, provided however that MLMS2 and MLMS3, alsobecame parties to the Shareholders Agreement on April 9, 1998.

           The purpose of the Shareholders Agreement is to define the various commitments governing the relations between the abovementioned parties with a view to enabling Somarel, under the control of the family shareholders and the authority of Mrs. Elisabeth Badinter, with the addition of its direct holding in Publicis Groupe S.A., to fully ensure, vis-a-vis Publicis Groupe S.A., both its position as dominant shareholder and the long-term development of Publicis Groupe S.A.

           The Shareholders Agreement stipulates the following major points:

           - A COMMITMENT TO MAINTAIN STABILITY: The Investors stated in the Shareholders Agreement that they wish to ensure the continuity of the actions heretofore taken by Mrs. Elisabeth Badinter in the name of the family shareholders, to support the development of the Publicis group and to help it implement the strategic orientation defined under the authority of Mrs. Elisabeth Badinter within the corporate bodies of Somarel and Publicis Groupe S.A.; to this end, the Shareholders Agreement provides (i) regarding any decision of Somarel concerning the definition or the implementation of the strategy of Publicis Groupe S.A., for a commitment from the Investors to be bound by the decisions of the board of directors of Somarel for purposes of the implementation of these decisions within the corporate bodies of Publicis Groupe S.A. and not to report different positions publicly, and (ii) for the retention by Somarel, under the control of its shareholders, of an interest in Publicis Groupe S.A.

           - THE MERGER OF SOMAREL INTOPUBLICIS GROUPE S.A: The parties to the Shareholders Agreement agreed to effect the merger before June 30, 2003 in such a manner as to ensure the liquidity of the investments made by the Investors and the employees and members of management.

           - A COMMITMENT TO RETAIN ALL THE SOMAREL SHARES: The Investors and the employees and members of management committed to retain all of their Somarel shares until June 30, 2003 (the deadline for the above-mentioned merger), although this commitment did not apply to transfers between Investors. Mrs. Elisabeth Badinter also agreed not to transfer any Publicis Groupe S.A. shares the effect of which would be to reduce the voting rights in Publicis Groupe S.A. that she holds directly and indirectly through Somarel, together with the other parties to the Shareholders Agreement.

           -  A RIGHT OF FIRST  REFUSAL  AND A RIGHT OF JOINT AND  PROPORTIONATE
              DISPOSAL: In addition to a reciprocal right of first refusal in the event of a transfer, the Shareholders Agreement also stipulates that Mrs. Elisabeth Badinter and the family shareholders shall be barred from reducing, all at once or on several occasions, the number of the shares or voting rights they hold by more than 10% without offering to the other parties to the Shareholders Agreement to transfer their shares in the same proportion; however, in case of change of control of Publicis
              Groupe S.A. as a result of a transfer of Somarel or Publicis Groupe S.A. shares by Mrs. Elisabeth Badinter, the other parties shall have the right to dispose of all of their Somarel shares.

           - Term: The Shareholders Agreement shall remain in force as long as the parties continue to be shareholders,but not later than June 30, 2003.

The proposed merger shall have no effect on the shareholders' agreement entered into by Dentsu and E. Badinter at the time of Publicis's acquisition of Bcom3 in 2002.

2.1.2     REASONS FOR AND GOALS OF THE MERGER

2.1.2.1 INTEREST IN THE MERGER FOR PUBLICIS ("THE COMBINING COMPANY") AND ITS SHAREHOLDERS

          This  merger   makes  it  possible   for   Publicis   Groupe  S.A.  to
          significantly increase the liquidity of its shares, as the public float will increase from 56% to 63% as a result of the merger.

          The merger will simplify control structures, thus giving the market a more clear view of the Publicis group.

2.1.2.2 INTEREST IN THE MERGER FOR SOMAREL, MLMS AND MLMS2 ("THE COMBINED COMPANIES") AND THEIR SHAREHOLDERS

          Somarel is the joint investment vehicle for the interests in Publicis Groupe S.A. that are held by the heirs of Marcel Beustein-Blanchet, the Investors, and certain employees and officers of the Publicis group through MLMS and MLMS2. The main purpose of Somarel is to of hold Publicis Groupe S.A. shares.Similarly, the main purpose of MLMS and MLMS2 is to hold Publicis Groupe S.A. shares indirectly through Somarel.

          The merger makes it possible for the shareholders of Somarel, MLMS and MLMS2 to hold Publicis Groupe S.A. shares directly and thus to ensure the liquidity of their investment in accordance with the goals and covenants set forth in the Shareholders' Agreement and described in paragraph 2.1.1.2.

2.2       LEGAL ASPECTS OF THE MERGER

2.2.1     THE MERGER

          As set forth in paragraph 2.1.1.2 above, the shareholders of Somarel agreed to the proposed merger in the Shareholders Agreement entered into on April 9, 1998.

          Somarel is a holding company whose key assets consist of 30,960,000 Publicis Groupe S.A. shares representing 61,920,000 voting rights, or15.79% of Publicis's capital and 27.39% of its voting rights.

          MLMS and MLMS2 are holding companies specially created for purposes of receiving the interests of the employees and managers of the Publicis group, whose key assets consist of Somarel shares (with respect to MLMS, 8.46% of Somarel's capital and voting rights, and with respect to MLMS2 4.13%of Somarel's capital and voting rights).

          After completion of the merger, MLMS3's interest in Somarel (2.2% of both Somarel's capital and voting rights) will be converted into Publicis shares.

2.2.1.1   DATE OF THE PROPOSED MERGER AGREEMENT

          The proposed merger agreement was signed on March 28, 2003.

          The approval and completion of the merger and of the dissolution with no related liquidation of Somarel, MLMS and MLMS2 are subject to the third resolution on the agendas of the special meetings of the shareholders of Somarel, MLMS, MLMS2, each to be convened on May 15, 2003.

          The approval and completion of the merger are subject to the first, second and third resolutions on the agenda of the special meeting of the shareholders of Publicis Groupe S.A. to be convened on May 15, 2003.

2.2.1.2   CLOSING DATE OF THE ACCOUNTS USED FOR DETERMINING THE CONTRIBUTION
          VALUES

          The terms and conditions of the merger were agreed upon by the four companies on the basis of the individual financial statements of Somarel, MLMS, MLMS2 and Publicis Groupe S.A. as of December 31, 2002.

2.2.1.3   DATE OF COMPLETION OF THE MERGER / SATISFACTION OF CONDITIONS

          The merger shall be completed after the approval of the merger by the special meetings of the shareholders of Publicis Groupe S.A., Somarel, MLMS, MLMS2 and the general partner of MLMS2.

2.2.1.4   RETROACTIVE DATE OF THE MERGER

          The effect of the merger shall be retroactively effective as of January 1st, 2003.

2.2.1.5 DATES OF THE MEETINGS OF THE CORPORATE BODIES WHICH APPROVED THE MERGER AND THE PROPOSED MERGER AGREEMENT

          Publicis Groupe S.A.: Meetings of the Managing Board ("Directoire") on February 27, 2003 and of the Supervisory Board on March 11, 2003.
          Somarel:  Meeting of the Board of Directors on March 11, 2003.
          MLMS:  Meeting of the Board of Directors on March 11, 2003.
          MLMS2: Meeting of the Supervisory Board on March 11, 2003, including the participation and the agreement of MLMS Gestion, managing partner.

          At the meetings of the corporate bodies of Publicis Groupe S.A., Somarel, MLMS and MLMS2 of March 11, 2003, the terms of the merger were unanimously approved by the members of said bodies who were present.

2.2.1.6   DATE OF FILING OF THE PROPOSED MERGER AGREEMENT WITH THE COMMERCIAL
          COURT

          The proposed merger agreement was filed at the Office of the Clerk of the Commercial Court of Paris on April 08, 2003.

          The notices of the proposed merger shall be published in the BALO and in a Journal of legal announcements by the legal deadline. The 30-day period granted creditors for registering their opposition shall begin to run on the date of publication of the notice of the merger.

2.2.1.7   CERTAIN FRENCH TAXES APPLICABLE TO THE MERGER

          2.2.1.7.1    CERTAIN FRENCH TAXES  APPLICABLE TO MERGING COMPANIES

          In terms of corporation taxes, the merger is subject to the favorable system of article 210-A of the General Tax Code. The merger is subject to article 816 of the General Tax Code, and Publicis Groupe S.A. shall be assessed and required to pay a fixed fee of 230 euros in connection therewith.

2.2.1.7.2 CERTAIN FRENCH TAX CONSEQUENCES APPLICABLE TO THE SHAREHOLDERS OF MERGING COMPANIES.

          The investors' attention is drawn to the fact that the following information is a summary of certain taxconsequences to the shareholder, and that each individual should consult with his or her own tax advisor regarding his or her own specific situation .

          Nonresidents must comply with the tax laws in force in their country of residence.

                     I) SHAREHOLDERS OF PUBLICIS GROUPE S.A.

          The merger is not a taxable transaction for the shareholders of Publicis Groupe S.A., the combining company.

                    II) SHAREHOLDERS OF SOMAREL, MLMS AND MLMS2

          The merger results in the distribution of Publicis Groupe S.A. shares to the shareholders of Somarel, MLMS and MLMS2, respectively, in exchange for the Somarel, MLMS or MLMS2 shares they currently hold.

          Pursuant to article 115-1 of the General Tax Code, this distribution does not represent a distribution of personal property income. Capital gain or loss will be recognized on the date of exchange of the shares as described below:

         a-  FRENCH RESIDENT SHAREHOLDERS LIABLE TO THE CORPORATION TAX

          Pursuant to article 38-7 of the General Tax Code, the profit or loss recorded on the date of exchange of the shares resulting from the merger may either:

          o be included in the Shareholder's income for the year of the merge, or;

          o be included in income for the year during which the Publicis Groupe S.A. shares received in exchange are subsequently sold. In this case, the profit or loss resulting from the future sale of these shares shall be determined by comparison with the value of the Somarel, MLMS and MLMS2 shares for the concerned shareholder from the tax point of view. Such shareholders must comply with the reporting obligations stipulated in article 54 septies of the General Tax Code.

          b- FRENCH RESIDENT SHAREHOLDERS WHO ARE INDIVIDUALS (ACTING WITHIN THE FRAMEWORK OF THE MANAGEMENT OF THEIR PRIVATE PROPERTY)

          Pursuant to article 150-0A of the General Tax Code, the exchange of shares resulting from the merger is considered to be an interim transaction and is disregarded for purposes of assessing the holder's income tax for the year of the merger.

          o The shareholder does not have any reporting requirements regarding the merger ;

          o the merger is not used for purposes of assessing the cap of annual disposals, currently set at 7,650 euros;

          o any loss sustained may neither be recognized, nor, be applied against the capital gains of the same kind posted during the year of the merger.

          The net gain posted on the date of future sale of the Publicis Groupe S.A. shares received in the merger shall be calculated on the basis of the shareholder's purchase price or value of the Somarel, MLMS and MLMS2 shares previously held by the concerned shareholder.

          c-   OTHER SHAREHOLDERS

          Any shareholder subject to a different system than those mentioned above are urged to consult with their own tax advisers.

2.2.2     CONTROL OF THE MERGER

2.2.2.1 DATE OF THE SPECIAL MEETINGS OF THE SHAREHOLDERS CALLED UPON TO APPROVE THE MERGER

          The special meetings of the shareholders of Somarel, MLMS, MLMS2 and Publicis Groupe S.A. will be called upon to approve the merger on May 15, 2003.

2.2.2.2   STATUTORY APPRAISERS

          Mr. Didier Kling, of the firm of Didier Kling et Associes, domiciled at 41 Avenue de Friedland, 75008 Paris, and Mr. Jean-Charles Lasteyrie, of the firm of Ricol Lasteyrie et Associes, domiciled at 2 Avenue Hoche, 75008 Paris, were designated as statutory appraisers on January 28, 2003 by an order of the President of the Commercial Court of Paris issued at the joint request of Publicis Groupe S.A., Somarel, MLMS and MLMS2 dated January 17, 2003.

          The statutory appraisers presented their reports on the value of the contributions and the proposed exchange ratio at the registered office of Publicis Groupe S.A. on April 8, 2003. These reports appear in chapters 2.2.3 and 2.3.3 of this document. These reports shall be made available to the shareholders at the registered office of Publicis Groupe S.A. during the legal period. The statutory appraisers' report on the value of the contributions will be filed at the office of the clerk of the Commercial Court of Paris at least eight days before the date of the general meetings of the shareholders called upon to approve the merger stated in paragraph 2.2.2.1 above,.

2.2.2.3   EXPERT DESIGNATED BY THE COMMERCIAL COURTS

          None

2.2.2.4   SPECIAL MANDATE GIVEN BY THE COB TO THE AUDITORS

          None

2.2.3     CONSIDERATION FOR THE CONTRIBUTIONS MADE WITHIN THE FRAMEWORK OF THE
          MERGER

2.2.3.1   DESCRIPTION

          MERGER OF SOMAREL INTO PUBLICIS

          The shareholders of Somarel and Publicis Groupe S.A. agreed, pursuant to the proposed merger agreement, that 30,960,000 Publicis Groupe S.A. shares shall be issued in exchange for the 3,096,000 shares that form the share capital of Somarel.

          Publicis Groupe S.A. shall therefore effect a capital increase of 12,384,000 euro, divided into 30,960,000 shares with a face value of
          0.40 euro each. Such shares will be distributed to the shareholders of Somarel at the rate of 30,960,000 Publicis Groupe S.A. shares for 3,096,000 Somarel shares. The shareholders of Somarel who do not own enough shares to exercise all their rights must make their own decision as to whether to sell their shares or to purchase the number of additional shares required to exercise these rights.

          Publicis Groupe S.A., at the end of the merger, shall receive 30,960,000 of its own shares held by Somarel, which it will cancel, thus reducing its share capital by 12,384,000 euro. The net effect is that Publicis will have the same amount of shares outstanding as a result of the Somarel merger and of the capital increase as before the merger.

          Consequently, if the merger and the capital increase are approved by the shareholders of Publicis Groupe S.A. at the special meetings of the shareholders, the share capital of Publicis Groupe S.A. shall remain unchanged as a result of the merger, at 78,432,852 euro.

          MERGER OF MLMS2 INTO PUBLICIS

          Pursuant to the proposed merger agreement, the shareholders of MLMS2 and Publicis Groupe S.A. agreed that 1,322,803 Publicis Groupe S.A. shares shall be issued in exchange for the 129,054 shares of MLMS2.

          Publicis Groupe S.A. shall therefore effect a capital increase of 529,121 euro, divided into 1,322,803 shares with a face value of 0.40 euro each, said shares being distributed to the shareholders of MLMS2 at the rate of 1,322,803 Publicis Groupe S.A. shares for 129,054 MLMS2 shares. The shareholders of MLMS2 who do not own enough shares to exercise all their rights must make their own decision as to whether to sell their shares or to purchase the number of additional shares required to exercise these rights. Publicis Groupe S.A., upon completion of the MLMS2 merger, shall receive 1,280,000 of its own shares held by MLMS2 as a result of the merger of Somarel with Publicis Groupe S.A., which it will cancel, thus reducing its share capital by 512,000 euro. The net effect is that Publicis Groupe S.A. will have to issue 42,803 shares as a result of the MLMS2 merger and of the capital reduction.

          Consequently, if the merger and the capital reduction by the shareholders of Publicis Groupe S.A. are approved at the special meetings of the shareholders as proposed, the share capital of Publicis Groupe S.A. shall be raised by 17,121 euro, to increase it from 78,432,852 euro to 78,449,973.

          MERGER OF MLMS INTO PUBLICIS

          Pursuant to the proposed merger agreement, the shareholders of MLMS and Publicis Groupe S.A. agreed that 1,793,824 Publicis Groupe S.A. shares shall be issued in exchange for the 61,856 shares of MLMS.

          Publicis Groupe S.A. shall therefore effect a capital increase of 717,530 euro, divided into 1,793,824 shares with a face value of 0.40 euro each, said shares being distributed to the shareholders of MLMS at the rate of 1,793,824 Publicis Groupe S.A. shares for 61,856 MLMS shares. The shareholders of MLMS who do not own enough shares to exercise all their rights must make their own decision as to whether to sell their shares or to purchase the number of additional shares required to exercise these rights.

          Publicis Groupe S.A., upon completion of the merger, shall receive 2,621,431 of its own shares held by MLMS as a result of the merger of Somarel with Publicis Groupe S.A., which it will cancel, thus reducing its share capital by 1,048,572 euro. The net effect is that Publicis Groupe S.A. will cancel 827,607 shares as a result of the MLMS merger and of the capital reduction.

          Consequently, if the merger and the capital reduction by the shareholders of Publicis Groupe S.A. are approved at the special meetings of the shareholders as proposed, the share capital of Publicis Groupe S.A. shall be reduced by 331,043 euro, i.e., from 78,449,973 euros to 78,118,930 euro.

          NEWLY ISSUED PUBLICIS GROUPE S.A. SHARES

          The date on which the newly issued Publicis Groupe S.A. shares shall be deemed to have been issued shall be January 1, 2002. The shares shall be subject to all the provisions of Publicis's bylaws and to the decisions of the special meeting of the shareholders of Publicis Groupe S.A. convened to approve the merger, and shall benefit from all the rights and advantages vested in the other shares of Publicis Groupe S.A. In particular, the shareholders of Somarel, MLMS and MLMS2 will be allowed to take part in any decision-making, and, in exchange, they agree to comply with the stipulations of the bylaws of Publicis Groupe S.A., of which they acknowledge they are aware.

          The newly issued Publicis Groupe S.A. shares shall have the same dividend rights as the Publicis shares that are already issued and outstanding. The new shares shall be entitled, in the same conditions as the outstanding shares, to any distribution of dividends that may be paid by Publicis Groupe S.A. after the effective date of their issuance. As a result, therefore, they shall be completely identical to the shares of which Publicis's share capital is now composed. In particular, the Publicis Groupe S.A. shares issued in connection with the merger shall be entitled to receive the Publicis Groupe S.A. dividend paid with respect to the 2002 financial year.

          The shareholders of Somarel, MLMS and MLMS2, who, at the time of the merger, have owned their registered shares for more than two years shall be immediately granted double voting rights for the Publicis Groupe S.A. shares that they receive in connection with the merger, since the bylaws of these three companies will have created double voting rights prior to the merger.

          The newly issued Publicis Groupe S.A. shares shall be marketable immediately after their issue. Publicis Groupe S.A. agrees to apply for admission to trading on the Primary Market of Euronext Paris for the newly issued shares as soon as possible.

2.2.3.2   REPORT BY THE STATUTORY APPRAISERS

                                     MERGER
                    OF THE COMPANIES SOMAREL, MLMS AND MLMS2

                            INTOPUBLICIS GROUPE S.A.

                       REPORT OF THE STATUTORY APPRAISERS
                   ON THE CONSIDERATION FOR THE CONTRIBUTIONS

Dear Shareholders,

Pursuant to our mandate as statutory appraiser that was granted to us by Order of the President of the Paris Commercial Court ("Tribunal de Commerce de Paris") on 24 January 2003 in connection with the merger of the companies SOMAREL, MLMS AND MLMS2 into PUBLICIS GROUPE S.A., we have prepared this report on the consideration for the contributions specified in Article L. 236-10 of the French Commerce Code, it being specified that our assessment of the value of the contributions is covered in a separate report.

The consideration for the contributions results from the share exchange ratios that was determined in the merger agreement signed by the representatives of the companies involved on 28 March 2003. It is our role to express an opinion on the fairness of the share exchange ratios. For that purpose, we have performed our valuation according to the standards of the French National Company of Auditors ("CNCC") that apply to this mandate; these standards require that actions are taken (a) to verify that the relative values attributed to the shares of the companies taking part in the transaction are appropriate and (b) to analyze the positioning of the share exchange ratio compared with the relative values that are deemed appropriate.

At no time were we unable to perform this mandate or banned by law from doing so.

Please take note of our statements and conclusion presented below in accordance with the following outline:

1.      PRESENTATION OF THE TRANSACTION

2.      DESCRIPTION, VALUATION AND CONSIDERATION FOR THE CONTRIBUTIONS

3.      REVIEWS AND ASSESSMENT OF THE CONSIDERATION FOR THE CONTRIBUTIONS

4.      CONCLUSION

1.      PRESENTATION OF THE TRANSACTION

1.1     GROUNDS FOR THE TRANSACTION

        You are asked to approve themerger of Somarel, MLMS and MLMS2 into Publicis Groupe S.A.

        The purpose for this merger is to simplify the group's financial structures so that the shareholders of the three companies being merged (Somarel, MLMS and MLMS2) can own their equity interests directly in Publicis Groupe S.A., a company whose shares are listed on the Paris Stock Exchange.

        This plan was already contained in the shareholder agreement entered into in April 1998. The parties agreed to effect the merger before June 30, 2003, so as to ensure the liquidity of the investments made by Investors and the employees and members of Publicis's management.

        The merger agreement signed on 28 March 2003, containes the basic principles and conditions of this transaction.

1.2     COMPANIES INVOLVED

1.2.1 PUBLICIS GROUPE S.A.,THE COMBINING COMPANYPUBLICIS GROUPE S.A. (HEREINAFTER "PUBLICIS") IS A CORPORATION ("SOCIETE ANONYME") WITH A CAPITAL OF
(EURO) 78,432,851.60 DIVIDED INTO 196,082,129 SHARES OF (EURO) 0.40 FACE VALUE EACH, ALL OF THE SAME CLASS AND FULLY PAID.

        Its registered office is located at 133, avenue des Champs Elysees - 75008 Paris. It is recorded on the Paris companies register ("RCS") with number B 542 080 601.

1.2.2   SOMAREL, MLMS AND MLMS2, THE COMPANIES BEING COMBINED

        SOMAREL

        Somarel is a corporation ("SOCIETE ANONYME") with a capital of (EURO) 14,241,600 divided into 3,096,000 actions of (euro) 4.60 face value each, all of the same class and fully paid.

        One of Somarel's main purpose is to hold shares of Publicis Groupe S.A.,
        the  parent  company  of  the  Publicis  group,   whether   directly  or
        indirectly.

        Its registered office is located at 133, avenue des Champs Elysees - 75008 Paris. It is recorded on the Paris companies register ("RCS") with number B 418 525 838.

        MLMS

        MLMS is a corporation ("SOCIETE ANONYME") with a capital of (euro) 4,546,416 divided into 61,856 shares of (euro) 73.50 face value each, all of the same class and fully paid up.

        One of MLMS's main  purpose is to hold shares of Publicis  Groupe  S.A.,
        the  parent  company  of  the  Publicis  group,   whether   directly  or
        indirectly.

        Its registered office is located at 133, avenue des Champs Elysees - 75008 Paris. It is recorded on the Paris companies register ("RCS") with number B 418 247 029.

        MLMS2

        MLMS2 is a limited parternship ("SOCIETE EN COMMANDITE PAR ACTIONS") with a capital of (euro) 9,549,996 divided into 129,054 shares of (euro) 74 face value each, all of the same class and fully paid.

        One of MLMS2's main  purpose is to hold shares of Publicis  Groupe S.A.,
        the  parent  company  of  the  Publicis  group,   whether   directly  or
        indirectly.

        Its registered office is located at 133 avenue des Champs Elysees - 75008 Paris. It is recorded on the Paris companies register ("RCS") with number B 419 084 140.

1.2.3   LINKS BETWEEN THE COMPANIES

        Somarel, which is the joint investment vehicle of members of the family Bleustein-Blanchet and institutional investors, owns 30,960,000 Publicis shares out of the 196,082,129 shares of (euro) 0.40 face value each that constitute Publicis's capital, i.e., 15.79% of Publicis's capital and 27.39% of its voting rights.

        The companies MLMS and MLMS2, which are the joint investment vehicles of senior Publicis executives and employees of the Publicis group, own respectively 261,932 and 128,000 Somarel shares out of the 3,096,000 shares of (euro) 4.60 face value each that constitute that capital of Somarel.

        MLMS also owns 206 shares in MLMS2.

1.3     OWNERSHIP, DIVIDEND RIGHTS AND CONDITIONS

        According to the merger agreement, Publicis will have the title and right to the assets contributed to it as of the date of completion of the merger.

        To satisfy the conditions of the merger, the accounts as at December 31, 2002 of each of the companies participating in the merger were used.

        All the transactions performed by the companies being combined from January 1, 2003 up to the date of completion of the merger will be deemed to have been done on behalf of the combining company.

        In legal terms, as at the date of this report, the completion of the merger is subject to the following conditionsprecedent:

          o approval of the merger of Somarel, MLMS and MLMS2 into Publicis by the shareholders of Somarel, MLMS and MLMS2 at special general meetings;

          o approval of the merger of Somarel, MLMS and MLMS2 into Publicis by the shareholders of Publicis at a special general meeting.

        The merger is retroactively effective as of January 1, 2003 and, in tax terms, is subject to Article 210 A of the French Taxation Code ("CGI") as it relates to corporation income tax and by Article 816-I-1(degree) of the CGI for the recording fees.

        The other charges and conditions of the merger do not require any further explanation by us.

2.      DESCRIPTION, VALUATION AND CONSIDERATION FOR THE CONTRIBUTIONS

2.1     DESCRIPTION OF THE CONTRIBUTIONS

        Pursuant to the merger agreement , the assets of Somarel, MLMS and MLMS2 contributed to, and the liabilities of Somarel, MLMS and MLMS2 assumed by, Publicis constitute all the entitlements, assets and obligations of the companies being combined.

        These assets and liabilities are contributed at their net book value as at December 31, 2002 in the accounts of the companies being combined, which was:

        -    SOMAREL                             (EURO) 16,282,772
        -    MLMS                                (EURO)  3,994,636
        -    MLMS2                               (EURO) 10,259,805

2.2     VALUATION METHOD

        The managers determined the value of the assets contributed and the liabilities assumed at the net book value as at December 31, 2002, as shown on the financial statements issued on that date and certified by the auditors.

2.3     CONSIDERATION FOR THE CONTRIBUTIONS

        The net assets  contributed  by Somarel  are  estimated  at an amount of
        (euro) 16,282,772, those of MLMS are estimated at (euro) 3,994,636 and those of MLMS2 are estimated at (euro) 10,259,805.

        For the most part, these assets represent direct or indirect interests in Publicis

        The parties used the following share exchange ratios:

        -    10 Publicis shares for 1 Somarel share

        -    29 Publicis shares for 1 MLMS share
        -    41 Publicis shares for 4 MLMS2 shares

        As a result, the following changes to the number of shares and capital will occur:

        - 30,960,000 new Publicis shares of (euro) 0.40 face value each will be issued, and a capital increase of (euro) 12,384,000 recorded in consideration of the contributions of assets and liabilities by Somarel to Publicis. At the completion of the merger, Publicis will receive 30,960,000 of its own shares, and its capital will be reduced by (euro) 12,834,000.

        - 1,793,824 new Publicis shares of (euro) 0.40 face value each will be issued, and a capital increase of (euro) 717,529.60 recorded in consideration of the contributions of assets and liabilites by MLMS to Publicis. At the completion of the merger, Publicis will receive 2,621,431 of its own shares, and its capital will be reduced by
             (euro)  1,048,572.40.  The net capital  reduction will therefore be
             (euro) 331,042.80.

        - 1,322,803 new Publicis shares of (euro) 0.40 face value each will be issued, and a capital increase of (euro) 529,121.20 recorded in consideration of the contributions of assets and liabilites by MLMS2 to Publicis. At the completion of the merger, Publicis will receive 1,280,000 of its own shares, and its capital will be reduced by (euro) 512,000. The net capital increase will therefore be (euro) 17,121.20.

        In all, the capital of Publicis will be reduced by (euro) 313,921.60, by cancellation of 784,804 shares of (euro) 0.40 face value each.

        The difference between the net value of the contributions after cancellation of the Publicis, Somarel and MLMS2shares contributed, and the amount of the capital increase or reduction will constitute a merger premium that will be recorded on the liabilities side of the balance sheet of Publicis Groupe S.A.. This premium is equal to:

        - (euro) 1,289,124 corresponding to the merger of Somarel into Publicis

        - (euro) (15,575,160.20) corresponding to the merger of MLMS into Publicis

        -   (euro) 778,648.80 corresponding to the merger of MLMS2 into Publicis

        i.e., the merger will have a net negative effect on Publicis's share capital consisting of:

        -    capital reduction: (euro) 313,921.60

        -    negative  merger  variance  due to the premium  paid in the merger:
             (euro) 13,507,387.40

        It is planned that the newly issued shares of Publicis will have dividend rights as at January 1, 2002 and be entitled to receive the Publicis dividend to be distributed for the 2002 financial year.

3.      REVIEW AND ASSESSMENT OF THE CONSIDERATION FOR THE CONTRIBUTIONS

3.1     REVIEW PERFORMED

        We performed the review we considered necessary according to the standards of the CNCC auditors body so as to:

        o verify that the relative values attributed to the shares of the companies taking part in the transaction are accurate and that the share exchange ratio is fair;

        o    ensure  that  the  events  that  occurred   during  the  period  of
             retroactivity are not likely to impair the fairness of the share exchange ratio.

        We interviewed the authorized officers of the companies involved and the advising bank, so as to both understand the proposed transaction and the context in which it was proceeding, and to analyze the economic, accounting, legal and tax-related procedures.

        We also interviewed the auditors of Somarel, MLMS and MLMS2 and reviewed their certification reports issued without qualification concerning the financial statements as at December 31, 2002.

        To value the companies being combined and the combining company, we examined the work product of the authorized officers of the advising bank with regard to the determination of the relative values. We focused specifically on the relevance of the valuation methods used, the arithmetic accuracy of the calculations and various procedures to ensure the accuracy of the quantified data used.

        Given the nature of the transaction, we did not perform a review of the operational companies of the Publicis group.

3.2     ASSESSMENT OF THE CONSIDERATION FOR THE CONTRIBUTIONS

        Somarel is the controlling holding company of the Publicis group, which is the joint investment vehicle - via MLMS and MLMS2 - of Publicis's management and the major shareholders (excluding Dentsu). The proposed merger was announced to the market at the time the control of Publicis was restructured in April 1998.

        The exchange ratios used by the parties and proposed for your approval are as follows:

        -    10 Publicis shares per Somarel share
        -    29 Publicis shares per MLMS share
        -    41 Publicis shares for 4 MLMS2 shares

        In light of the cancellation of treasury shares owned by Publicis as a result of the merger, these exchange ratios result in a net reduction by 784,804 of the number of Publicis shares outstanding immediately after completion of ther merger.

        These share exchange ratios must be evaluated in light of these considerations that arose out of the critical examination we undertook.

3.2.1   THE EFFECT FOR THE DIRECT SHAREHOLDERS

        The effect of the merger for the current holders of Publicis shares is a net capital reduction of 784,804 Publicis shares, i.e., (euro) 313,922 that, given the negative merger variance due to the premium paid in the mergerof (euro) 13,507,387, reduces Publicis's net capital by (euro) 13,821,309. This corresponds to an implicit average share price of
        (euro) 17.61.

        We ensured that this implicit price complied with the interests of the direct shareholders of Publicis by comparing it with the price of Publicis's shares, as well as with the value gained by applying set multiples to comparable companies:

        o    The implicit share price compares to the following references:

                                                             MARCH 6, 2003        APRIL 3, 2003
            -   weighted average volumeover 12 months:      (euro) 25.62            (euro) 22.93
            -   weighted average volume over 6 months:      (euro) 20.74            (euro) 19.94
            -   weighted average volume over 4 months:      (euro) 20.44            (euro) 18.42
            -   since January 1, 2003:                                              (euro) 17.71
            -   price on the day:                           (euro) 15.22            (euro) 16.36

             The market rate is a vital reference because of the significant public float and high trading volumes of Publicis's shares, even if the high volatility of the markets, recently accentuated by the conflict in Iraq, makes it even more difficult to select a price.

             In any case,  the  implicit  price,  much  lower  than the price of
             (euro) 30.50 used for the merger with Bcom3, reflects the decline of the stock market that occurred since such merger, and is in the range of the lowest averages recorded in the recent period.

             It therefore seems to that the merger complies with the interests of the shareholders in your company.

        o The values arising out of the application of multiples on companies that are comparable on the basis of significant business and profitability criteria, as done by the advising bank and reviewed by us, lead to prices of the Publicis share that are higher than the implicit price.

        In addition, the company performed calculations under our supervision to determine the effect of the intended merger on the result and the earnings per share of Publicis.

        It seems that the transactions being considered are without significant impact (only slight accretion) for the current owners of Publicis shares.

3.2.2   APPLICATION OF A HOLDING COMPANY DISCOUNT

        Somarel is the controlling holding company of the Publicis group and is the joint investment vehicle - via MLMS and MLMS2 - for the management and the major shareholders of Publicis, excluding Dentsu.

        Since the companies being combined have no other business than the direct or indirect ownership of Publicis Groupe S.A. shares, we considered the possibility of taking into account a holding company discount, in accordance with standard market practices.

        In this case, it seemed logical to us not to applyany discount, for the following reasons:

        -    the   planned   restructuring   operation   will   provide   better
             transparency of Publicis' control structure

        - the merger will broaden the company's public float, thus increasing the liquidity of the Publicis shares

        - the managers do not anticipate any large sales on the market of Publicis shares received by the shareholders of the companies being merged . Furthermore, such sales should be extremely limited in the short term because of the current market situation.

4.      CONCLUSION

        It is our opinion that the share exchange ratios of:

        -    10 Publicis shares for 1 Somarel share
        -    29 Publicis shares for 1 MLMS share
        -    41 Publicis shares for 4 MLMS2 shares, are fair.

        Signed in Paris, on April 08, 2003

        Jean-Charles de Lasteyrie                                   Didier Kling

2.3     ACCOUNTING FOR THE CONTRIBUTIONS

2.3.1   DESCRIPTION AND VALUE OF THE CONTRIBUTED ASSETS AND OF THE LIABILITIES

        The plan is that the present merger will be based on the net book values of the assets and liabilities recorded in the individual financial statements of Somarel, MLMS and MLMS2 at December 31, 2002:

2.3.1.1  NET ASSETS CONTRIBUTED BY SOMAREL

       ----------------------------------------------------------------
       ASSET CONTRIBUTIONS                        IN THOUSANDS OF EUROS
       ----------------------------------------------------------------
       Publicis shares                                           14,994
       Other financial assets                                         -
       Investment securities and cash                             1,308
       Other assets                                                   -
       ----------------------------------------------------------------
       TOTAL                                                     16,302
       ----------------------------------------------------------------

       ----------------------------------------------------------------
       LIABILITIES                               IN THOUSANDS OF EUROS
       ----------------------------------------------------------------
       Financial debt                                                -
       Other
       liabilities                                                 -19
       ----------------------------------------------------------------
       TOTAL                                                       -19
       ----------------------------------------------------------------

       The net assets contributed total 16,282,772 euros, mainly composed of the following:

         o  an interest of 15.79% in the capital of Publicis Groupe S.A.; and
         o  a cash surplus of 1,307,660 euros.

2.3.1.2     NET ASSETS CONTRIBUTED BY MLMS2

       -----------------------------------------------------------------
       ASSET CONTRIBUTIONS                        IN THOUSANDS OF EUROS

       -----------------------------------------------------------------
       Somarel shares                                             9,464
       Other financial assets                                         -
       Investment securities and cash                               780
       Other assets                                                  19
       -----------------------------------------------------------------
       TOTAL                                                     10,263
       -----------------------------------------------------------------

       ----------------------------------------------------------------
       LIABILITIES                             IN THOUSANDS OF EURASIA
       ----------------------------------------------------------------
       Financial debt                                                -
       Other liabilities                                            -3
       ----------------------------------------------------------------
       TOTAL                                                        -3
       ----------------------------------------------------------------

       The net assets contributed total 10,259,805 euros, mainly composed of the following:

         o an interest of 4.13% in the capital of Somarel;  and
         o a cash surplus of 779,572 euros.

2.3.1.3     NET ASSETS CONTRIBUTED BY MLMS

       -----------------------------------------------------------------
       ASSET CONTRIBUTIONS                        IN THOUSANDS OF EUROS
       -----------------------------------------------------------------
       Somarel shares                                            19,874
       Other financial assets (1)                                   876
       Investment securities and cash                                48
       Other assets                                                   -
       -----------------------------------------------------------------
       TOTAL                                                     20,799
       -----------------------------------------------------------------
         (1)  MLMS2, MLMS3 AND MLMS GESTION.


       ----------------------------------------------------------------
       LIABILITIES                               IN THOUSANDS OF EUROS
       ----------------------------------------------------------------
       Financial debt                                           16,785
       Other
       liabilities                                                  19
       ----------------------------------------------------------------
       Total                                                    16,804
       ----------------------------------------------------------------

       The net assets contributed total 3,994,636 euros, mainly composed of the following:

       o an interest of 8.46% in the capital of Somarel; and
       o net indebtedness of 16,737,251 euros.

2.3.2  COMPARISON BETWEEN BOOK VALUES AND CONTRIBUTION VALUES

       SOMAREL

      -------------------------------------------------------------------------

      CONTRIBUTED ITEMS                     NET BOOK
                                            VALUE AT   CONTRIBUTION   DIFFERENCE
      (IN THOUSANDS OF EUROS)               31/12/02      VALUE
      -------------------------------------------------------------------------
      ASSET CONTRIBUTIONS

      Financial assets                       14,994      14,994           0
      Investment securities and cash          1,308       1,308           0
      Other assets                                0           0           0
      -------------------------------------------------------------------------
      TOTAL ASSET CONTRIBUTIONS              16,302      16,302           0
      -------------------------------------------------------------------------

      LIABILITIES
      Financial debt                              0           0           0
      Other liabilities                          19          19           0
      -------------------------------------------------------------------------
      TOTAL LIABILITIES                          19          19           0
      -------------------------------------------------------------------------

       MLMS2
      -------------------------------------------------------------------------
      CONTRIBUTED ITEMS                     NET BOOK
                                            VALUE AT   CONTRIBUTION   DIFFERENCE
      (IN THOUSANDS OF EUROS)               31/12/02      VALUE
      -------------------------------------------------------------------------
      ASSET CONTRIBUTIONS

      Financial assets                         9,464       9,464           0
      Investment securities and cash             780         780           0
      Other assets                                19          19           0
      -------------------------------------------------------------------------
      TOTAL ASSET CONTRIBUTIONS               10,263      10,263           0
      -------------------------------------------------------------------------

      LIABILITIES
      Financial debt                               0           0           0
      Other liabilities                            3           3           0
      -------------------------------------------------------------------------
      TOTAL LIABILITIES                            3           3           0
      -------------------------------------------------------------------------

       MLMS
      -------------------------------------------------------------------------
      CONTRIBUTED ITEMS                    NET BOOK
                                           VALUE AT    CONTRIBUTION   DIFFERENCE
      (IN THOUSANDS OF EUROS)              31/12/02       VALUE
      -------------------------------------------------------------------------
      ASSET CONTRIBUTIONS

      Financial assets                      20,750      20,750           0
      Investment securities and cash            48          48           0
      Other assets                               0           0           0
      -------------------------------------------------------------------------
      -------------------------------------------------------------------------
      TOTAL ASSET CONTRIBUTIONS             20,799      20,799           0
      -------------------------------------------------------------------------

      LIABILITIES
      Financial debt                        16,785      16,785           0
      Other liabilities                         19          19           0
      -------------------------------------------------------------------------
      TOTAL LIABILITIES                     16,804      16,804           0
      -------------------------------------------------------------------------

2.3.3  DETERMINATION OF THE CONTRIBUTION VALUES

                                     MERGER

                    OF THE COMPANIES SOMAREL, MLMS AND MLMS2

                      INTO THE COMPANY PUBLICIS GROUPE S.A.

                       REPORT OF THE STATUTORY APPRAISERS
                    CONCERNING THE VALUE OF THE CONTRIBUTIONS

Dear Shareholders,

Pursuant to our mandate as statutory appraiser that was granted to us by Order of the President of the Paris commercial court ("TRIBUNAL DE COMMERCE DE PARIS") on January 24, 2003 in connection with the merger) of SOMAREL, MLMS AND MLMS2 into PUBLICIS GROUPE S.A., we have prepared this report on the value of the contributions made by Somarel, MLMS and MLMS2 to Publicis in connection with the merger specified in Article L. 236-10 of the French Commerce Code.

The net assets contributed by Somarel, MLMS and MLMS2 to Publicis were determined in the merger agreement, signed by the representatives of the companies involved on March 28, 2003. It is our role to express a conclusion on the issue that the value of the contributions is not over-valued.

For this purpose, we have performed our review according to the standards of the French National Company of Auditors ("CNCC") that apply to this mandate; these standards required that a review be performed to assess the value of the contributions, to ensure that it is not overvalued and to verify that it corresponds at least to the face value of the shares to be issued by Publicis plus the merger premium.

At no time we were unable to perform this assignment or banned by law from doing so.

Please take note of our statements and conclusion presented below in accordance with the following outline:

1. PRESENTATION OF THE TRANSACTION

2. DESCRIPTION, VALUATION AND CONSIDERATION FOR THE CONTRIBUTIONS

3. REVIEW PERFORMED AND ASSESSMENT OF THE VALUE OF THE CONTRIBUTIONS

4. CONCLUSION

1. PRESENTATION OF THE TRANSACTION

1.1   GROUNDS FOR THE TRANSACTION

      You are asked to approve the mergerof Somarel, MLMS and MLMS2 intoPublicis Groupe S.A.

      The purpose of this merger is to simplify the group's financial structures so that the shareholders of the three companies being absorbed (Somarel, MLMS and MLMS2) can own their equity stake directly in Publicis Groupe S.A., a company whose shares are listed on the Paris Stock Exchange.

      This plan was already contained in the shareholder agreement entered into in April 1998. The parties agreed to effect the merger before June 30, 2003, so as to ensure the liquidity of the investments made by the Investors and the employees and members of the management of Publicis.

      The merger agreement signed on March 28, 2003 contains the basic principles and conditions of this transaction.

1.2   COMPANIES INVOLVED

1.2.1 PUBLICIS GROUPE S.A., THE COMBINING COMPANYPUBLICIS GROUPE S.A. (HEREINAFTER "PUBLICIS") IS A SOCIETE ANONYME WITH A CAPITAL OF (EURO) 78,432,851.60 DIVIDED INTO 196,082,129 SHARES OF (EURO) 0.40 FACE VALUE EACH, ALL OF THE SAME CLASS AND FULLY PAID.

      Its registered office is located at 133, avenue des Champs Elysees - 75008 Paris. It is recorded on the Paris companies register ("RCS") with number B 542 080 601.

1.2.2 SOMAREL, MLMS AND MLMS2,  THE COMPANIES BEING COMBINED

      SOMAREL

      Somarel is a corporation ("SOCIETE ANONYME") with a capital of (euro) 14,241,600 divided into 3,096,000 actions de (euro) 4.60 face value each, all of the same class and fully paid.

      One of Somarel's main purpose is to hold shares of Publicis Groupe S.A., the parent company of the Publicis group, whether directly or indirectly.

      Its registered office is located at 133, avenue des Champs Elysees - 75008 Paris. It is recorded on the Paris companies register ("RCS") with number B 418 525 838.

      MLMS

      MLMS is a corporation ("SOCIETE ANONYME") with a capital of e 4,546,416 divided into 61,856 shares of (euro) 73.50 face value each, all of the same class and fully paid.

      One of MLMS's main purpose is to hold shares of Publicis Groupe S.A., the parent company of the Publicis group, whether directly or indirectly.

      Its registered office is located at 133, avenue des Champs Elysees - 75008 Paris. It is recorded on the Paris companies register with number B 418 247 029.

      MLMS2

      MLMS2 is a limited partnership ("SOCIETE EN COMMANDITE PAR ACTIONS") with capital of (euro) 9,549,996 divided into 129,054 shares of (euro) 74 face value each, all of the same class and fully paid.

      One of MLMS2's main purpose is to hold shares of Publicis Groupe S.A., the parent company of the Publicis group, whether directly or indirectly.

      Its registered office is located at 133 avenue des Champs Elysees - 75008 Paris. It is recorded on the Paris companies register with number B 419 084 140.

1.2.3 LINKS BETWEEN THE COMPANIES

      Somarel, which is the joint investement vehicle of members of the family Bleustein-Blanchet and institutional investors, owns 30,960,000 Publicis shares out of the 196,082,129 shares of (euro) 0.40 face value each that constitute its capital, i.e., 15.79% of Publicis's capital and 27.39% of its voting rights.

      MLMS and MLMS2, which are joint investment vehicles of senior executives and employees of the Publicis group, own respectively 261,932 and 128,000 Somarel shares out of the 3,096,000 shares of (euro) 4.60 face value each that constitute that capital of Somarel.

      MLMS also owns 206 shares in MLMS2.

1.3   OWNERSHIP, DIVIDEND RIGHTS AND CONDITIONS

      According to the merger agreement, Publicis will have the title and right to the assets contributed upon completion of the merger.

      To satisfy the conditions of the merger, the accounts as at December 31, 2002 of each of the companies participating in the merger were used.

      All the transactions performed by companies being combined from January 1, 2003 up to the date of completion of the merger, will be deemed to have been performed on behalf of the combining company.

      In legal terms, as at the date of this report, the completion of the merger is subject to the following conditions:

         o approval of the merger of the companies Somarel, MLMS and MLMS2 into Publicis by the shareholders of Somarel, MLMS and MLMS2 at special general meetings;

         o approval of the merger of the companies Somarel, MLMS and MLMS2 into Publicis by the shareholders of Publicis at a special general meeting.

      The merger is retroactively effective as of January 1, 2003 and, in tax terms, is subject to Article 210 A of the French Taxation Code ("CGI") as it relates to corporation income tax and by Article 816-I-1(degree) of the CGI for the recording fees.

      The other charges and conditions of the contribution do not require any further explanation by us.

2. DESCRIPTION, VALUATION AND CONSIDERATION FOR THE CONTRIBUTIONS

2.1   DESCRIPTION OF THE CONTRIBUTIONS

      Pursuant to the merger agreement , the assets of Somarel, MLMS and MLMS2 contributed to and the liabilities of Somarel, MLMS and MLMS2 assumed by Publicis constitute of all the entitlements, assets and obligations of the companies being combined, and may be summarized as follows:

2.1.1 SOMAREL

      ASSETS CONTRIBUTED (1)
      -------------------------------------------------------------------------
      Financial assets                                        (euro) 14,993,648
      Short-term investments                                   (euro) 1 285 805
      Cash or cash equivalents                                    (euro) 21 855

      LIABILITIES ASSUMED (2)
      Corporate payable                                            (euro) 5,746
      ax payable                                                  (euro) 12,790

      TOTAL NET ASSETS CONTRIBUTED (1) -(2)                   (EURO) 16,282,772
      -------------------------------------                   -----------------

2.1.2 MLMS

      ASSETS CONTRIBUTED (1)
      -------------------------------------------------------------------------
      Financial assets                                        (euro) 20,750,377
      Short-term investments                                      (euro) 46,517
      Cash or cash equivalents                                     (euro) 1,664

      LIABILITIES ASSUMED (2)
      -------------------------------------------------------------------------
      Financial debt                                          (euro) 16,785,432
      Accounts payable                                             (euro) 6,490
      Other liabilities                                           (euro) 12,000

      TOTAL NET ASSETS CONTRIBUTED (1) -(2)                    (EURO) 3,994,636
      -------------------------------------------------------------------------

2.1.3 MLMS2

      ASSETS CONTRIBUTED (1)
      -------------------------------------------------------------------------
      Financial debt                                           (euro) 9,464,035

      Other accounts receivable                                   (euro) 19,005
      Short-term investments                                     (euro) 776,962
      Cash or cash equivalents                                     (euro) 2,610

      LIABILITIES ASSUMED (2)
      -------------------------------------------------------------------------
      Financial debt                                                   (euro) 7
      Accounts payable                                             (euro) 2,800

      TOTAL NET ASSETS CONTRIBUTED (1) -(2)                   (EURO) 10,259,805
      ------------------------------------------------------------------------

2.2   VALUATION METHOD OF THE CONTRIBUTIONS

      Publicis's managers determined the value of the assets contributed and the liabilities assumed at the net book value as at December 31, 2002, as shown on the financial statements issued on that date and certified by the auditors.

2.3   COMPENSATION OF THE CONTRIBUTIONS

      The net assets contributed by Somarel are estimated at an amount of (euro) 16,282,772, those contributed by MLMS are estimated at (euro) 3,994,636 and those contributed by MLMS2 are estimated at (euro) 10,259,805.

      For the most part, these assets represent direct or indirect interests in Publicis.

      The parties used the following share exchange ratios:

      -  10 Shares of Publicis Groupe S.A. for 1 Somarel share
      -  29 Shares of Publicis Groupe S.A. for 1 MLMS share
      -  41 Shares of Publicis Groupe S.A. for 4 MLMS2 shares

      As a result, the following changes to the number of Publicis's shares and capital will occur:

      - 30,960,000 new Shares of Publicis Groupe S.A. of (euro) 0.40 face value each will be issued, and a capital increase of (euro) 12,384,000 recorded in consideration for the contributions of the assets and liabilities of Somarel. At completion of the merger, Publicis will receive 30,960,000 of its own shares, and its capital will be reduced by (euro) 12,834,000.

      - 1,793,824 new Publicis shares of (euro) 0.40 face value each will be issued, and a capital increase of (euro) 717,529.60 recorded in consideration for the contributions of the assets and liabilities of MLMS. At completion of the merger, Publicis will receive 2,621,431 of its own shares, and its capital will be reduced by (euro) 1,048,572.40. The net capital reduction will be (euro) 331,042.80.

      - 1,322,803 new Publicis shares of (euro) 0.40 face value each will be created, and a capital increase of (euro) 529,121.20 recorded in considearation for the contributions of the assets and liabilities of MLMS2. At completion of the merger, Publicis will receive 1,280,000 of its own shares, and its capital will be reduced by (euro) 512,000. The net capital increase will be (euro) 17,121.20.

      In all, the capital of Publicis will be reduced by (euro) 313,921.60, though cancellation of 784,804 shares of (euro) 0.40 face value each.

      The difference between the net value of the contributions after cancellation of the Publicis, Somarel and MLMS2 shares contributed, and the amount of the capital increase or reduction will constitute a merger premium that will be recorded on the liabilities side of the balance sheet of Publicis Groupe S.A. This premium is equal to:

      -  (euro) 1,289,124 corresponding to the merger with Somarel
      -  (euro) (15,575,160.20) corresponding to the merger with MLMS
      -  (euro) 778,648.80 corresponding to the merger with MLMS2

      i.e., the transaction will have a net negative effect on Publicis's share capital of:

      -  capital reduction: (euro) 313,921.60
      - negative merger variance due to the premium paid in the merger: (euro) 13,507,387.40

      It is planned that the newly issued shares of Publicis will obtain dividend rights as at January 1, 2002 and will be entitled to receive the Publicis dividend distributed for the 2002 financial year.

3. REVIEW PERFORMED AND ASSESSMENT OF THE VALUE OF THE CONTRIBUTIONS

3.1   REVIEW PERFORMED

      We performed the review we considered necessary according to the standards of the CNCC auditors body so as to:

         o  verify the values attributed to the contributions;

         o  ensure  that  the  events  that   occurred   during  the  period  of
            retroactivity are not likely to impair the valuation of the contributions.

      We interviewed the authorized officers of the companies involved and the advising bank, so as to both understand the proposed transaction and the context in which it was proceeding, and analyze the economic, accounting, legal and tax-related procedures.

      We also reviewed the work product of the auditors of Somarel, MLMS and MLMS2 and read their certification reports issued without qualification concerning the financial statements as at December 31, 2002.

3.2   ASSESSMENT OF THE VALUE OF THE CONTRIBUTIONS

      The managers determined the value of the assets contributed and the liabilities assumed at the net book value as at December 31, 2002, as shown on the financial statements issued on that date by the board of directors and certified by the auditors.

      At the conclusion of our work, we have not become aware of any fact that would challenge the total value attributed to the contributions, since their actual value is higher than the value used, by a large margin.

4.    CONCLUSION

      On the basis of our work, we conclude that the value of the contributions at:

      -  FOR SOMAREL:         (EURO) 16 282 772
      -  FOR MLMS:            (EURO) 3,994,636
      -  FOR MLMS2:           (EURO) 10 259 805

      is not overvalued and, therefore, that the net assets contributed are at least equal to the amount of the capital increase of Publicis, plus the merger premium, on the hypothesis that given the cancellation of the Publicis shares received by Publicis as a result of the contribution, the net effect of the transaction is a capital reduction.

      Signed at Paris, on April 08, 2003

      Jean-Charles de Lasteyrie                             Didier Kling

2.3.4  SHARE PREMIUM

       Given the value of the net assets contributed by Somarel, i.e. 16,282,772
       euro,  the  merger  will  have  the  effect  (subject  to   insignificant
       modifications in the interim):

       - of increasing the share capital of Publicis Groupe S.A. by 12,384,000 euros, representing the issue of 30,960,000 Publicis Groupe S.A. shares;

       -  of generating a share premium of 3,898,772 euros.

       Given the value of the net assets contributed by MLMS2, i.e. 10,259,805 euros, the merger will have the effect (subject to insignificant modifications in the interim):

       - of increasing the share capital of Publicis Groupe S.A. by 529,121 euros, representing the issue of 1,322,803 Publicis Groupe S.A. shares;

       -  of generating a share premium of 9,730,684 euros.

       Given the value of the net assets contributed by MLMS, i.e. 3,994,636 euros, the merger will have the effect (subject to insignificant modifications in the interim):

       - of increasing the share capital of Publicis Groupe S.A. by 717,530 euros, representing the issue of 1,793,824 Publicis Groupe S.A. shares;

       -  of generating a share premium of 3,277,106 euros.

2.3.5  CAPITAL REDUCTION

       Given the value of the 34,816,431 Publicis Groupe S.A. shares contributed by Somarel, MLMS2 and MLMS within the framework of the merger with Publicis, the cancellation of these shares as a result of the capital reduction will have the following accounting consequences:

       - reduction of the amount of the capital by 13,944,572 euro, through the cancellation of 34,861,431 shares;

       - allocation of the balance, 30,413,951 euro, to the merger premium and to the share premium.

2.4    COMPENSATION OF THE CONTRIBUTIONS

2.4.1  METHODOLOGY

2.4.1.1     CRITERIA ADOPTED

       Somarel, MLMS and MLMS2 may be considered "transparent" holding companies of Publicis Groupe S.A., since:

       - the assets of Somarel essentially consist of a direct interest in Publicis Groupe S.A. (30,960,000 shares, i.e., 15.79% of the capital and 27.39% of the voting rights, respectively);

       - the assets of MLMS2 essentially consist of a direct interest in Somarel (128,000 shares, i.e. 4.13% of the capital and of the voting rights);

       - the assets of MLMS essentially consist of a direct interest in Somarel (261,932 shares, i.e. 8.46% of the capital and of the voting rights).

       The exchange ratios between Publicis Groupe S.A. and Somarel, MLMS and MLMS2 were established on the basis of an analysis of multiple criteria derived from the following elements:

       -  revalued net assets;
       -  net book assets.

       The number of shares taken into account for purposes of calculating the per-share data presented INFRA is:

       -  for Somarel, 3,096,000 Publicis shares;
       -  for MLMS2, 129,054 Publicis shares;
       -  for  MLMS,  61,856  Publicis  shares;
       -  for Publicis Groupe S.A., 196,082,129 shares.

2.4.1.2     CRITERIA SET ASIDE

       - Since MLMS and MLMS2 have not distributed dividends in the recent past, the criterion of profitability as measured by the net dividend per share could not be used;

       - Since the only business of Somarel, MLMS and MLMS2 consists of managing their direct or indirect ownership of Publicis Groupe S.A., the following criteria have no significance:

          o  Profitability measured by consolidated net earnings per share;

          o  Cash flow to equity.

2.4.2  REVALUED NET ASSETS

       The revalued net assets were determined on the basis of the reference accounting positions (company data) as of December 31, 2002.

       Given the current public float (55.6%) and the trading volumes (the monthly rate of turnover of the capital and of the public float over one year since March 6, 2002 has been approximately 8.0% and 14.3%, respectively), the price of the Publicis Groupe S.A. share is liquid and representative of the value of the company.

       As mentioned above, the net assets of Somarel, MLMS and MLMS2 essentially consist of direct or indirect holdings in Publicis Groupe S.A. Therefore, the revalued net assets of Somarel, MLMS and MLMS2 are directly dependent, by "transparence", on the value of their interests in Publicis Groupe S.A.

       The volume-weighted trading prices of Publicis Groupe S.A. were recorded over a short period, a medium period, and a long period on March 6, 2003. The principles of the merger and of its indicative exchange ratio were approved on March 11, 2003 by the supervisory boards of Publicis and MLMS2, of MLMS Gestion in its capacity as managing partner of MLMS2, and by the boards of directors of Somarel and MLMS and published in a press release on March 11, 2003.

       The revalued net assets of Somarel determined on the basis of the trading price of Publicis Groupe S.A. (the 6-month average as at March 6, 2003 of
       20.74 euro per share) appear as follows:

       -------------------------------------------------------------------------
       DETERMINATION OF THE REVALUED NET ASSETS OF SOMAREL
       (euro million)
       -------------------------------------------------------------------------
       -------------------------------------------------------------------------
       Holding in Publicis                                            642.17

       Other holdings in subsidiaries

       Cash                                                             1.31

       Other assets

       Debts

       Other liabilities                                               -0.02
       -------------------------------------------------------------------------
       REVALUED NET ASSETS                                            643.46
       -------------------------------------------------------------------------
        -per share                                             (euro) 207.84

       -------------------------------------------------------------------------
       EXCHANGE RATIO                                                 10.020 X
       -------------------------------------------------------------------------

       The revalued net assets of MLMS2 determined on the basis of the trading price of Publicis Groupe S.A. (the 6-month average as at March 6, 2003 of
       20.74 euro per share) appear as follows:

       -------------------------------------------------------------------------
       DETERMINATION OF THE REVALUED NET ASSETS OF MLMS2
       (euro million)
       -------------------------------------------------------------------------
       Indirect holding in Publicis                                  26.6
       Other holdings in subsidiaries
       Cash                                                          0.78
       Other assets                                                  0.02
       Debts
       Other liabilities
       -------------------------------------------------------------------------
       REVALUED NET ASSETS                                           27.4
       -------------------------------------------------------------------------
        -per share                                          (euro) 212,30

       -------------------------------------------------------------------------
       EXCHANGE RATIO                                            10.236 X
       -------------------------------------------------------------------------

       The revalued net assets of MLMS determined on the basis of the trading price of Publicis Groupe S.A. (the 6-month average as at March 6, 2003 of
       20.74 euro per share) appear as follows:

       -------------------------------------------------------------------------
       DETERMINATION OF THE REVALUED NET ASSETS OF MLMS
       (euro million)
       -------------------------------------------------------------------------
       Indirect holding in Publicis                                55.57
       Other holdings in subsidiaries                               0.00
       Cash                                                         0.05
       Other assets
       Debts                                                      -16.79
       Other liabilities                                           -0.02
       -------------------------------------------------------------------------
       Revalued net assets                                         38.81
       -------------------------------------------------------------------------
        -per share                                         (euro) 627.42

       -------------------------------------------------------------------------
       Exchange ratio                                           30.249 x
       -------------------------------------------------------------------------

       The relationship between the revalued net assets of Somarel, MLMS2 and MLMS and the trading price of Publicis Groupe S.A. is presented below:

      REVALUED NET ASSETS (BY "TRANSPARENCE") OF SOMAREL ACCORDING TO THE TRADING PRICE OF PUBLICIS GROUPE S.A.

      --------------------------------------------------------------------------
                                                        Revalued
                                            Publicis   net assets
                                             price     of Somarel     Somarel/
                                            (euro)/      (euro)/     Publicis
                                             share        share     exch. ratio
      --------------------------------------------------------------------------
      Trading price at March 6, 2003         15.22       152.62       10.027 x
      One-month average price                16.93       169.70       10.025 x
      2-month average price                  18.38       184.23       10.023 x
      3-month average price                  19.10       191.37       10.022 x
      4-month average price                  20.44       204.78       10.030 x
      5-month average price                  20.80       208.41       10.020 x
      6-month average price                  20.74       207.84       10.020 x
      1-year average price                   25.62       256.59       10.016 x
      --------------------------------------------------------------------------

                                         HIGH                         10.027 X
                                         LOW                          10.016 X

      --------------------------------------------------------------------------

      REVALUED NET ASSETS (BY "TRANSPARENCE") OF MLMS2 ACCORDING TO THE TRADING PRICE OF PUBLICIS GROUPE S.A.

      --------------------------------------------------------------------------
                                                        Revalued
                                            Publicis   net assets
                                             price     of MLMS2       MLMS2/
                                            (euro)/     (euro)/      Publicis
                                             share       share      exch. ratio
      --------------------------------------------------------------------------
      Trading price at March 6, 2003         15.22       157.54       10.351 x
      One-month average price                16.93       174.48       10.307 x
      2-month average price                  18.38       188.89       10.276 x
      3-month average price                  19.10       195.97       10.263 x
      4-month average price                  20.44       209.27       10.240 x
      5-month average price                  20.80       212.88       10.235 x
      6-month average price                  20.74       212.30       10.236 x
      1-year average price                   25.62       260.66       10.175 x
      --------------------------------------------------------------------------

                                         HIGH                         10.351 X
                                         LOW                          10.175 X

      --------------------------------------------------------------------------

      REVALUED NET ASSETS (BY "TRANSPARENCE") OF MLMS ACCORDING TO THE TRADING PRICE OF PUBLICIS GROUPE S.A.

      --------------------------------------------------------------------------
                                                        Revalued
                                            Publicis   net assets
                                             price      of MLMS         MLMS/
                                            (euro)/     (euro)/       Publicis
                                             share       share      exch. ratio
      --------------------------------------------------------------------------
      Trading price at March 6, 2003         15.22       388.98       25.557 x
      One-month average price                16.93       462.74       27.336 x
      2-month average price                  18.38       525.50       28.588 x
      3-month average price                  19.10       556.32       29.134 x
      4-month average price                  20.44       614.23       29.134 x
      5-month average price                  20.80       629.92       30.285 x
      6-month average price                  20.74       627.42       30.249 x
      1-year average price                   25.62       837.96       32.710 x
      --------------------------------------------------------------------------

                                         HIGH                         32.710 X
                                         LOW                          25.557 X

      --------------------------------------------------------------------------

       Moreover, in order to back up the valuation of Public Groupe S.A. based on its trading price, the company was also valued by applying average multiples of EBITDA and EBITA 2002 from a sample of listed companies. The exchange ratios obtained by calculating the revalued net assets ("by transparence") of Somarel, MLMS2 and MLMS are as follows:

             REVALUED NET ASSETS BASED ON MULTIPLES OF COMPARABLE COMPANIES
             --------------------------------------------------------------
                                          Low             High
             --------------------------------------------------------------
             Somarel                      10.020 x        10.021 x
             --------------------------------------------------------------
             MLMS2                        10.228 x        10.252 x
             --------------------------------------------------------------
             MLMS                         29.592 x        30.557 x
             --------------------------------------------------------------

       By way of indication, the issue price of the Publicis Groupe S.A. shares in the context of the acquisition of Bcom3 completed in 2002 was 30.5 euros. The exchange ratios resulting from the revalued net assets of Somarel, MLMS and MLMS2 calculated by reference to this price would respectively be 10.014 x, 34.387 x and 10.134 x.

       The approach based on the criterion of revalued net assets brings to light exchange ratios in the following ranges:

                        10.016 x to 10.027 x for Somarel;
                        10.175 x to 10.351 x for MLMS2;
                         25.557 x to 32.710 x for MLMS.

       This criterion is a benchmark when determining the exchange ratio because it reflects the property position of the four merging companies.

2.4.3  NET BOOK ASSETS PER SHARE

       The following tables present the exchange ratios calculated on the basis of the consolidated net book assets (NBA) of Publicis and of the consolidated net book assets of Somarel, MLMS and MLMS2 calculated "by transparence" (equity method of Publicis Groupe SA securities: percentage of securities held by each holding as applied to the own capital share of the group) for the year 2002:

                    -----------------------------------------------------
                     SOMAREL                       2001(1)      2002(1)
                    -----------------------------------------------------
                    -----------------------------------------------------

                    Publicis NBA per share (euro)   8.64         7.26
                    Somarel NBA per share (euro)   86.83        72.99
                    -----------------------------------------------------
                    EXCHANGE RATIO              10.048 x     10.057 X
                    -----------------------------------------------------
                    (1) PRO-FORMA ACCOUNTING FOR THE ACQUISITION OF BCOM3

                    ------------------------------------------------------
                     MLMS2                         2001(1)      2002(1)
                    ------------------------------------------------------

                    Publicis NBA per share (euro)   8.64         7.26
                    MLMS2 NBA per share (euro)     92.29        78.56
                    ------------------------------------------------------
                    EXCHANGE RATIO              10.680 x     10.825 x
                    ------------------------------------------------------
                    (1) PRO-FORMA ACCOUNTING FOR THE ACQUISITION OF BCOM3

                    ------------------------------------------------------
                     MLMS                          2001(1)      2002(1)
                    ------------------------------------------------------

                    Publicis NBA per share (euro)   8.64         7.26
                    MLMS NBA per share (euro)     104.91        45.13
                    ------------------------------------------------------
                    EXCHANGE RATIO              12.140 x      6.219 x
                    ------------------------------------------------------
                    (1) PRO-FORMA ACCOUNTING FOR THE ACQUISITION OF BCOM3

2.4.4  SUMMARY CONCERNING THE EXCHANGE RATIOS

       The following tables present the exchange ratios obtained according to the multi-criteria approach:

                     SUMMARY OF THE SOMAREL/ PUBLICIS EXCHANGE RATIOS
                     ------------------------------------------------
                     Criterion                     Low         High
                     ------------------------------------------------
                     Revalued net assets         10.016 x    10.027 x
                     ------------------------------------------------
                     Net book assets             10.048 x    10.057 x
                     ------------------------------------------------

                     SUMMARY OF THE MLMS2/ PUBLICIS EXCHANGE RATIOS
                     ------------------------------------------------
                     Criterion                     Low         High
                     ------------------------------------------------
                     Revalued net assets         10.175 x    10.351 x
                     ------------------------------------------------
                     Net book assets             10.680 x    10.825 x
                     ------------------------------------------------

                     SUMMARY OF THE MLMS/ PUBLICIS EXCHANGE RATIOS
                     ------------------------------------------------
                     Criterion                     Low         High
                     ------------------------------------------------
                     Revalued net assets         25.557 x    32.710 x
                     ------------------------------------------------
                     Net book assets              6.219 x    12.140 x
                     ------------------------------------------------

       In view of the elements set forth above, the main criterion adopted for determining the exchange ratio for the merger is revalued net assets calculated on the basis of the trading price of Publicis Groupe S.A. because it is more representative of the intrinsic value of each company.

       THE EXCHANGE RATIO OFFERED SOMAREL WAS SET AT 10 PUBLICIS GROUPE S.A. SHARES FOR ONE (1) SOMAREL SHARE, I.E. AN ARITHMETICAL RATIO OF 10.00 X.

       THE EXCHANGE RATIO OFFERED MLMS2 WAS SET AT 41 PUBLICIS GROUPE S.A. SHARES FOR FOUR (4) MLMS2 SHARES, I.E. AN ARITHMETICAL RATIO OF 10.25 X.

       THE EXCHANGE RATIO OFFERED MLMS WAS SET AT 29 PUBLICIS GROUPE S.A. SHARES FOR ONE (1) MLMS SHARE, I.E. AN ARITHMETICAL RATIO OF 29.00 X.

2.5    CONSEQUENCES OF THE MERGER

2.5.1  CONSEQUENCES OF THE MERGER FOR PUBLICIS GROUPE S.A. AND ITS SHAREHOLDERS

2.5.1.1  IMPACT ON SHAREHOLDERS' EQUITY OF THE COMPANY

       In view of the exchange ratios and of the method of accounting for the contributions, the impact of the transaction on the company and shareholders' equity of Publicis Groupe S.A. at December 31, 2002 as a result of the three mergers is as follows:

      --------------------------------------------------------------------------
                                                        Other         Total
                              Number of    Share    shareholders'  shareholders'
                               shares     capital   equity items     equity
                                        (euro ,000)  (euro ,000)   (euro ,000)
      --------------------------------------------------------------------------

      Starting situation     196,082,129    78,433    2,619,356   2,697,789
      Result of the total
      number of shares
      created                 34,076,627    13,631       16,907      30,537
      Result of the total
      number of shares
      cancelled              (34,861,431)  (13,945)     (30,414)    (44,359)
      Imputation of merger
      costs                            -         -         (400)       (400)
      --------------------------------------------------------------------------
      TOTAL                  195,297,325    78,119    2,605,449   2,683,568
      --------------------------------------------------------------------------

       Therefore,  shareholders' equity per share will change from 13.76 euro to
       13.74 euro.

2.5.1.2  IMPACT OF THE MERGER ON THE SHAREHOLDERS

       The following flow presents the shareholders of Publicis Groupe S.A. on a pro-forma basis at the end of the three mergers:

                         [FLOW CHART - GRAPHICS OMITTED]

(1) BY APPLYING THE SHAREHOLDER AGREEMENT ENTERED INTO BETWEEN DENTSU AND E. BADINTER WHEN BCOM3 WAS ACQUIRED IN 2002, DENTSU MAY NOT, UNTIL JULY 1, 2012, HOLD A STAKE OF MORE THAN 15.0% OF THE VOTING RIGHTS OF PUBLICIS GROUPE S.A.

(2) INCLUDING B. AND S. BADINTER (COLLECTIVELY 2,200 PUBLICIS GROUPE S.A. SHARES FULL OWNERSHIP), J. SADOCK, THE BLEUSTEIN-BLANCHET FAMILY, S. DULAC AND N. RACHLINE

(3)   INCLUDING MLMS3, FCPE SOMAREL.

The capital and of the voting rights structure of Publicis Groupe S.A. will change as follows:

SHAREHOLDERS BEFORE THE MERGER

--------------------------------------------------------------------------------
                                    SHARES                   VOTING RIGHTS
                              NUMBER       AS A %        NUMBER         AS A %
--------------------------------------------------------------------------------
E. Badinter                7,766,800         4.0%      15,533,600         6.9%
Somarel                   30,960,000        15.8%      61,920,000        27.5%
Dentsu(1)                 35,518,504        18.1%      35,518,504        15.8%
Treasury shares           12,790,600         6.5%               -            -
Public                   109,046,225        55.6%     113,092,544        50.0%
--------------------------------------------------------------------------------
TOTAL                    196,081,129       100.0%     226,064,648       100.0%
--------------------------------------------------------------------------------

(1) PURSUANT TO THE SHAREHOLDERS' AGREEMENT ENTERED INTO BY DENTSU AND E. BADINTER AT THE TIME OF ACQUISITION OF BCOM3 IN 2002, DENTSU MAY NOT HOLD AN INTEREST EXCEEDING 15% OF THE VOTING RIGHTS OF PUBLICIS GROUPE S.A. UNTIL JULY 1ST, 2012.

      THE DENTSU SECURITIES INCLUDE 28,690,875 SHARES OWNED FULLY AND 6,827,629 SHARES OWNED IN BARE OWNERSHIP.

SHAREHOLDERS AFTER THE MERGER

-------------------------------------------------------------------------------------
                                        SHARES                 VOTING RIGHTS
                                 Number       As a %        Number        As a %
-------------------------------------------------------------------------------------
E. Badinter                      23,646,320        12.1%    44,792,640         20.2%
Dentsu(1)                        35,518,504        18.2%    35,518,504         16.0%
Other family shareholders(2)      3,594,780         1.8%     7,189,560          3.2%
Management, employees and
others(3)                         1,843,530         0.9%     3,687,060          1.7%
Former shareholders of MLMS       1,791,713         0.9%     3,583,426          1.6%
Former shareholders of MLMS2      1,322,803         0.7%     2,645,606          1.2%
Former financiers of Somarel      5,742,850         2.9%    11,485,690          5.2%
Treasury shares                  12,790,600         6.5%             -             -
Public                          109,046,225        55.8%   113,092,544         50.9%
-------------------------------------------------------------------------------------
TOTAL                           195,297,325       100.0%   221,995,030        100.0%
-------------------------------------------------------------------------------------
(1)  PURSUANT  TO THE  SHAREHOLDERS'  AGREEMENT  ENTERED  INTO BY DENTSU  AND E.
BADINTER  AT THE TIME OF  ACQUISITION  OF BCOM3 IN 2002,  DENTSU MAY NOT HOLD AN
INTEREST  EXCEEDING 15% OF THE VOTING RIGHTS OF PUBLICIS  GROUPE S.A. UNTIL JULY
1ST, 2012.

(2) INCLUDING B. ET S. BADINTER, J. SADOCK, THE  BLEUSTEIN-BLANCHET  FAMILY , S.
DULAC AND N.RACHLINE (3) INCLUDING MLMS3, FCPE SOMAREL

       As a result of the mergers with Somarel, MLMS2 and MLMS, the capital of Publicis Groupe S.A. will be composed of 195,297,325 shares to which 221,995,030 voting rights will be attached.

2.5.1.3 PLANNED CHANGE IN THE COMPOSITION OF THE ADMINISTRATIVE AND MANAGEMENT BODIES

         None.

2.5.1.4  PROFORMA BALANCE SHEET GIVING EFFECT TO THE MERGER AND EXPLANATORY
         NOTES

         The purpose of the pro-forma balance sheet presented below is to convey the effects of the merger of Somarel, MLMS and MLMS2 into Publicis on the consolidated balance sheet of Publicis Groupe S.A. at December 31, 2002, as if this merger had been completed at December 31, 2002.

         The  proforma   balance   sheet  was  prepared  on  the  basis  of  the
         consolidated balance sheet of Publicis at December 31, 2002, and the balance sheets at December 31, 2002 of Somarel, MLMS and MLMS2.

         The merger will not have any significant impact on the consolidated balance sheet of Publicis Groupe S.A.

     -------------------------------------------------------------------------
     (IN THOUSANDS OF EUROS)                        DECEMBER 31, 2002
     -------------------------------------------------------------------------
     ASSETS                                   BEFORE MERGERS    AFTER MERGERS
     -------------------------------------------------------------------------

     Net consolidated goodwill                     3,028,000        3,028,000
     Net intangible assets                           879,000          879,000
     Net tangible assets                              98,000           98,849
     Financial assets                                 33,000           33,000
     FIXED ASSETS                                  4,637,000        4,637,849

     Inventories and work in process                 295,000          295,000
     Accounts receivable                           3,663,000        3,663,000
     Other claims & adjustment accounts              951,000          951,019
     "Oceane" repayment premium                      227,000          227,000
     Investment securities                           342,000          344,110
     Cash and cash equivalents                       863,000          863,026
     CURRENT ASSETS                          6,341,000       6,343,155

     -------------------------------------------------------------------------
     TOTAL ASSETS                                 10,978,000       10,981,004
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     (IN THOUSANDS OF EUROS)                        DECEMBER 31, 2002
     -------------------------------------------------------------------------
     LIABILITIES                              BEFORE MERGERS    AFTER MERGERS
     -------------------------------------------------------------------------
     Share capital                                    78,000           77,686
     Reserves and other items                        928,000          914,092
     "ORANE"                                         495,000          495,000
     OWNERS' EQUITY, GROUP SHARE                   1,501,000        1,486,778

     MINORITY INTERESTS                              100,000          100,000
     PROVISIONS FOR CONTINGENCIES                  1,169,000        1,169,000

     Financial debts                               2,762,000        2,778,785
     Accounts payable                              3,832,000        3,832,416
     Other debts and adjustment accounts           1,614,000        1,614,025
     DEBTS                                         8,208,000        8,225,226

     -------------------------------------------------------------------------
     TOTAL OWNERS' EQUITY & LIABILITIES      10,978,000      10,981,004
     -------------------------------------------------------------------------

Note: The consolidated pro-forma balance sheet of the Publicis group after the merger with Somarel, MLMS2 and MLMS at January 1st, 2003 takes into account the accounting impact of the estimated cost of the merger.
Using market value of taken-over companies instead of book value would not have a significant impact on the proforma balance sheet.

2.5.1.5     CHANGE IN MARKET CAPITALIZATION

       Based on the closing  price of  Publicis  Groupe S.A. at March 6, 2003 of
       15.22 euro, the market capitalization of Publicis Groupe S.A. amounted to 2,984 million euro, the share capital of Publicis Groupe S.A being represented by 196,082,129 shares. Taking into account the 784,804 shares to be cancelled following the merger, the market capitalization of Publicis Groupe S.A. would amount to:

       - 2,972 million euro at March 6, 2003 (before announcement of the merger)

       - 3,224 million euro at April 2, 2003.

2.5.1.6  IDENTIFICATION OF THE EFFECT ON THE CALCULATION OF NET EARNINGS PER
         SHARE

       The reduction of the number of Publicis Groupe S.A. shares as a result of the merger and capital reduction will have the following effect on net earnings per share:

--------------------------------------------------------------------------------
                            Not diluted (1)              Diluted (2)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         Published   Pro-forma     Published    Pro-forma
                                       Bcom3                      Bcom3

--------------------------------------------------------------------------------
BEFORE MERGER
Consolidated net
income in 2002
(euro million)                  145.0          149.0         166.0         175.0
Number of shares
before merger             146,261,898    187,255,049   171,025,567   232,515,293
02 Net EPS (euro)                0.99           0.80          0.97          0.75

AFTER MERGER
Net consolidated '02
result (euro million)           144.5          148.5         165.5         174.5
Number of shares after
merger                    145,477,094    186,470,245   170,240,763   231,730,489
02 Net EPS (euro)                0.99           0.80          0.97          0.75

% accretion (dilution)          0.23%          0.12%         0.19%         0.08%
--------------------------------------------------------------------------------

(1) AFTER DEDUCTION OF THE ORANE COUPON
(2) AFTER RECONSOLIDATION OF THE FINANCIAL COSTS ASSOCIATED WITH OCEANE.

2.5.1.7  NEW STRATEGY CONTEMPLATED

         Publicis Groupe S.A. does not expect its capital to change in a major way after the merger while reserving the right to continue its external growth policy if opportunities arise.

2.5.1.8 SHORT- AND MEDIUM-TERM PROJECTIONS CONCERNING PUBLICIS'S ACTIVITIES AND ANY RESTRUCTURING, THE INCOME FIGURES AND THE DIVIDEND DISTRIBUTION POLICY

         All the activities of Publicis Groupe S.A. will remain unchanged in terms of administration and management.

         The effect of the merger on the income figures of Publicis Groupe S.A. is described in the pro-forma items described in paragraph 2.5.1.6. The dividend distribution policy will be maintained.

2.5.1.9  CONSEQUENCES FOR SOMAREL, MLMS AND MLMS2 AND THEIR SHAREHOLDERS

         As a result of the merger, the shareholders of Somarel, MLMS2 and MLMS will hold, respectively:

         - 15.45% of the capital and 26.06% of the voting rights of Publicis Groupe S.A.

         - 0.68% of the capital and 1.19% of the voting rights of Publicis Groupe S.A.

         - 0.92% of the capital and 1.61% of the voting rights of Publicis Groupe S.A.

         Elisabeth Badinter will hold directly 12.11% of the capital and 20.18% of the voting rights of Publicis Groupe S.A.. Elisabeth Badinter does not plan, following the merger, to modify her holdings in Publicis Groupe S.A. in such a substantial manner as to affect her position as the shareholder of reference in Publicis Groupe S.A.

2.5.1.10  AUDITORS' REPORT ON THE PRO-FORMA ACCOUNTS

         You asked us to examine the pro forma accounts as at December 31, 2002, as they are attached to this report, prepared to give effect to the merger of Publicis Groupe S.A., Somarel, MLMS and MLMS2.

         These pro forma accounts were prepared under your responsibility, on the basis of the consolidated accounts as at December 31, 2002 of Publicis Groupe S.A and individual accounts as at December 31, 2002 of Somarel, MLMS and MLMS2.

         We performed our audit of Publicis Groupe S.A. according to the professional standards applicable in France. These standards require the application of procedures making it possible to develop the reasonable assurance that the financial statements do not include significant anomalies. The consolidated financial statements of Publicis Groupe S.A. for the year ending December 31, 2002 were certified without qualification and gave rise to an observation concerning Note 1 of the consolidated annex that lays out the methodological change that results from the first application, starting on January 1, 2002, of CRC rule No. 2000-06 relating to liabilities.

         The annual financial statements of Somarel for the fiscal year ending on December 31, 2002 were audited by the Auditor Mazars & Guerard and were certified without qualification or observation. The annual financial statements of MLMS for the fiscal year ending on December 31, 2002 were audited by the Auditor M. Jose Marette and were certified without qualification or observation. The annual financial statements of MLMS2 for the fiscal year ending on 31 December 2002 were audited by the Auditor M. Loeper and were certified without qualification or observation.

         We performed our audit of the pro-forma accounts according to the professional standards applicable in France. These standards require an assessment of the procedures used in selecting the procedures and the preparation of the pro-forma accounts, and a review to assess whether the procedures used are consistent, a review of the quantified translation of those procedures and ensuring that the accounting methods used are in conformity with those followed in the preparation ofthe last annual consolidated accounts of Publicis Groupe S.A.

         The purpose of the pro forma accounts is to convey the effect on historical financial information of the performance of a given transaction or event, at a date prior to its actual or reasonably planned occurrence. They do not, however, necessarily represent the financial situation or the performance that may have been recorded if the transaction or the event had occurred at a date prior to the date on which it actually did occur or on which it was planned to occur.

         It is our opinion that the procedures used constitute a reasonable basis for evaluating the effects of the merger of Somarel, MLMS and MLMS2 into Publicis Groupe S.A. in the proforma accounts, their quantified translation is appropriate and the accounting methods used are consistent with those used in the preparation of the annual consolidated financial statements of Publicis Groupe S.A.

Signed in Paris, on March 24, 2003

The Auditors

                  Mazars & Guerard            Ernst & Young Audit

                  Frederic Allilaire            Bruno Perrin

3.     PRESENTATION OF PUBLICIS GROUPE S.A.

All the information relating to the presentation of Publicis appear in the reference document for the 2002 financial year registered by the Commission des Operations de Bourse under No. D03-0318 on March 27, 2003. Excluding the elements mentioned below, no new significant development has been recognized in the position of Publicis Groupe S.A. since the registration of the reference document.

4.     PRESENTATION OF SOMAREL, THE COMBINED COMPANY

GENERAL INFORMATION

4.1.1  NAME AND REGISTERED OFFICE

       Name:  Somarel

       Registered office:  133 Avenue des Champs-Elysees -- 75008 Paris

4.1.2  DATE OF ORGANIZATION AND TERM OF THE COMPANY

       The articles of incorporation of the company were published in the legal gazette on April 22, 1998. The term of the company is scheduled to end on June 1st, 2020.

4.1.3  LEGISLATION AND LEGAL FORM

       Somarel is organized as a corporation ("Societe Anonyme") governed by the laws and regulations in force as well as by its bylaws.

       Somarel is a French company.

4.1.4  CORPORATE PURPOSE

       The purpose of the company is the acquisition of holdings in companies and the management of these holdings, especially the management of the interest in Publicis Groupe S.A.

4.1.5  ENTRY NUMBER IN THE TRADE REGISTER -- APE CODE

       The entry number of the company in the Trade Register of Paris is No. 418,525,838 (98B06608).

       Its APE code number is 652 E

4.1.6  ADMINISTRATION, MANAGEMENT, CONTROL

4.1.6.1  BOARD OF DIRECTORS AT DECEMBER 31, 2002

--------------------------------------------------------------------------------
                                                             EXPIRATION AT THE
                                                             END OF THE GENERAL
                                              DATE OF        MEETING VOTING ON
                                              APPOINTMENT    THE FINANCIAL
                                                             STATEMENTS APPROVED
                                                             ON 12/31
--------------------------------------------------------------------------------
Chairperson:      Mrs. Elisabeth Badinter       09/04/98            2003
Directors:        Mr. Benjamin Badinter         09/04/98            2003
                  Mr. Simon Badinter            09/04/98            2003
                  Mr. Jean-Michel Bleustein     09/04/98            2003
                  Cie Financiere St-Honore:
                  Mr. Samuel Pinto              28/04/99            2003
                  Mr. Eric Delorme (PAI)        24/06/98            2003
                  Mrs. Sophie Dulac             09/04/98            2003
                  Francarep:
                  Mr. Georges Babinet           25/04/01            2003
                  Mr. Claude Marcus             09/04/98            2003
                  MLMS:
                  Miss Claudine Bienaime        17/04/00            2003
                  Pechel Industries:
                  Mr. Jean Gore                 24/06/98            2003
                  SRRE:
                  Mr. Charles Wiener de
                  Croisset                      17/04/00            2003
                  Mrs. Judith Sadock-Badinter   24/06/98            2003
--------------------------------------------------------------------------------

      The other main corporate offices exercised by the members of the Board of Directors are as follows:

      MRS. ELISABETH BADINTER:
      Chairperson of the Supervisory Board of Publicis Groupe S.A. Chairperson of the Supervisory Board of Medias et Regies Europe

      MR. BENJAMIN BADINTER:

      Member of the Managing Board ("Directoire") of Medias et Regies Europe Member of the Supervisory Board of Publex
      Member of the Supervisory Board of Best

      MR. SIMON BADINTER:
      Member of the Managing Board ("Directoire") of Medias et Regies Europe Member of the Supervisory Board of Publicis Groupe S.A.
      Chairman & CEO of the development office of Medias et Regies Europe

      MR. SAMUEL PINTO (CIE FINANCIERE SAINT-HONORE):
      General Manager of Cie Financiere Saint-Honore
      Director of Visionix

      MR. ERIC DELORME (PARIBAS AFFAIRES INDUSTRIELLES):
      Partner, Paribas Affaires Industrielles
      Member of the Supervisory Board of SR Teleperformance
      Member of the Board of Directors of Panorama du Medecin, Edition Jean-Baptiste Bailliere, Mixad and Sport4fun

      MRS. SOPHIE DULAC:
      Chairman and CEO of Ecrans de Paris
      Manager of Sophie Dulac Productions
      Vice Chairperson of the Supervisory Board of Publicis Groupe S.A.

      MR. GEORGES BABINET (FRANCAREP):
      Member of the Managing Board ("Directoire") of Francarep
      President of Paris Rabelais

      MR. CLAUDE MARCUS:
      Director of Media System

      MRS. CLAUDINE BIENAIME:
      General Secretary of Publicis Groupe S.A.
      Chairperson of the Supervisory Board of MLMS2
      Chairperson and CEO of Societe Immobiliere du Boisdormant
      Managing Director of Rosclodan and Sopofam

      MR. JEAN GORE (PECHEL INDUSTRIES):
      Deputy General Manager of Pechel Industries
      Member of the Supervisory Board of Media et Regies Europe, Cospirit, Holding Nelson, Creations Nelson-Comptoir des Cotonniers and Panoranet

      MR. MICHEL FLEURIET (S.R.R.E.):
      Advisor to the President of CCF
      Director of Euronext, AFEI and Who's Who

      MRS. JUDITH SADOCK:
      Member of the Supervisory Board of Media et Regies Europe

      The Board of Directors met twice during the fiscal year ending on December 31, 2002.

      Compensation and benefits in kind for the last fiscal year: None

4.1.6.2  COMMITTEES

         None.

4.1.7  AUDITORS

       STATUTORY AUDITOR:
       Mazars & Guerard
       Mr. Frederic Allilaire
       125 Rue de Montreuil
       75011 Paris

       Date of the initial appointment: General Meeting of April 9, 1998.
       Date of the current appointment: General Meeting of April 9, 1998. Expiration of the current term of office: At the end of the General Meeting which will vote on the financial statements for the 2003 financial year.

       ALTERNATE AUDITOR:
       Mr. Jose Marette
       125 Rue de Montreuil
       75011 Paris

       Date of the initial appointment: General Meeting of April 9, 1998.
       Date of the current appointment: General Meeting of April 9, 1998. Expiration of the current term of office: At the end of the General Meeting which will vote on the financial statements for the 2003 financial year.

4.1.8  FINANCIAL YEAR

       The financial year lasts twelve months, from January 1st to December 31st of each year.

4.1.9  SPECIAL AGREEMENTS

       None.

4.1.10 PLACES WHERE THE DOCUMENTS RELATING TO THE COMPANY MAY BE CONSULTED

       133 Avenue des Champs-Elysees - 75008 Paris

4.2    GENERAL INFORMATION CONCERNING THE CAPITAL

4.2.1  SHARE CAPITAL

       The share capital amounts to 14,241,600 euro, divided into 3,096,000 shares with a face value of 4.60 euro, fully paid in and marketable.

       The following table shows the changes in capital during the past five years.

    ----------------------------------------------------------------------------------------
                             2002          2001           2000         1999          1998
    ----------------------------------------------------------------------------------------
    Share capital (euro)  14,241,600    14,241,600    14,159,465    14,159,465    14,159,465
    Number of shares
    issued                 3,096,000     3,096,000     3,096,000     3,096,000     3,096,000
    ----------------------------------------------------------------------------------------

       There exists a shareholders' agreement signed on April 9, 1998, the main characteristics of which are described in paragraph 2.1.1.2 above.

4.2.2  CHARACTERISTICS OF THE FINANCIAL INSTRUMENTS GIVING ACCESS TO THE CAPITAL

       None.

4.2.3  DISTRIBUTION OF THE CAPITAL AND OF THE VOTING RIGHTS

       The distribution of the capital and of the voting rights is as follows:

-----------------------------------------------------------------------------------------------------------------
                                                       Shares                           Voting rights
                                          -----------------------------------------------------------------------
                                          -----------------------------------------------------------------------
                                               Number            As a %             Number         As a %
 ----------------------------------------------------------------------------------------------------------------
 E. Badinter (1)                             1 587 952            51.3%          1 587 952           51.3%
 Other family shareholders (2)                 112 564             3.6%            112 564            3.6%
 Sophie Dulac                                  246 914             8.0%            246 914            8.0%
 MLMS                                          261 932             8.5%            261 932            8.5%
 MLMS 2                                        128 000             4.1%            128 000            4.1%
 MLMS 3                                         67 000             2.2%             67 000            2.2%
 FCPE Somarel                                  117 353             3.8%            117 353            3.8%
 HSBC                                          114 857             3.7%            114 857            3.7%
 Peechel Industries                            114 857             3.7%            114 857            3.7%
 Cie. Financiere St. Honore                    114 857             3.7%            114 857            3.7%
 BNP Paribas                                   114 857             3.7%            114 857            3.7%
 Francarep                                     114 857             3.7%            114 857            3.7%
 ---------------------------------------------------------------------------------------------------------------
 TOTAL                                       3 096 000           100.0%          3 096 000          100.0%
 ---------------------------------------------------------------------------------------------------------------

(1)   OF WHICH 1,577,302 SHARES ARE OWNED IN USUFRUCT,  THE BARE OWNERSHIP BEING
      HELD BY BENJAMIN  BADINTER FOR 525,767  SHARES AND BY SIMON  BANDINTER FOR
      525,767.

(2)   OF WHICH 35 SHARES  ARE OWNED  FULLY BY  BENJAMIN  BADINTER  AND 35 SHARES
      OWNED FULLY BY SIMON BADINTER.

4.3    INFORMATION RELATING TO THE ACTIVITY

4.3.1  HISTORY

       Somarel was organized as a non-trading company ("Societe Civile") on May 21, 1970. The company was transformed into a corporation ("Societe Anonyme") by a general and special meeting of the shareholders on April 9, 1998, for purposes of permitting both the disengagement of certain members of the Bleustein-Blanchet family and the participation as shareholders of financial investors as well as of the management and employees of Publicis through the MLMS, MLMS2 and MLMS3 companies.

       Since its creation, Somarel has managed its holding in Publicis Groupe S.A., which has remained its single asset, except for a minor cash position.

4.3.2  ORGANISATION FLOWCHART

                   [ORGANISATION FLOWCHART - GRAPHICS OMITTED]

(1) BY APPLYING THE SHAREHOLDER PACT ENTERED INTO BETWEEN DENTSU AND E. BADINTER WHEN BCOM3 WAS ACQUIRED IN 2002, DENTSU MAY NOT, UNTIL JULY 1, 2012, HOLD A STAKE OF MORE THAN 15.0% OF THE VOTING RIGHTS OF PUBLICIS GROUPE S.A.
(2)   FOREIGN MANAGEMENT OF PUBLICIS.

4.3.3  4.3.3 ACTIVITIES

       Somarel is a holding company whose key asset consists of 30,960,000 shares of Publicis Groupe S.A., i.e. 15.79% of the capital and 27.39% of the voting rights.

       The company does not engage in any operations. As a result, it has not generated any sales revenues in the last three years.

4.3.4  NUMBER OF EMPLOYEES

       None.

4.3.5  INVESTMENT POLICY

       None.

4.3.6  MARKET RISK

       Since Somarel's only significant asset is its interest in Publicis Groupe S.A., Somarel's risks are identical to those run by Publicis (these risks are defined and analyzed on page 114 of the Publicis Groupe S.A. reference document).

4.3.7  LEGAL RISKS

       None.

4.3.8  INDUSTRIAL AND ENVIRONMENTAL RISKS

       None.

4.3.9  INSURANCE

       None.

4.3.10 OTHER RISKS

       None.

4.4    FINANCIAL INFORMATION

4.4.1  FINANCIAL STATEMENTS OF THE COMPANY AT DECEMBER 31, 2000, 2001, 2002

BALANCE SHEET
-----------------------------------------------------------------------------------------------------------------------
ASSETS (IN THOUSANDS OF EURO)   2002      2001      2000    LIABILITIES (IN THOUSANDS        2002      2001      2000
                                                            OF EURO)
-----------------------------------------------------------------------------------------------------------------------
Fixed assets                                                OWNERS' EQUITY
Financial assets              14,994    14,994    14,994    Share capital                   14 242    14 241    14 159
                                                            Share premiums                     686       686       686
                                                            Legal reserve                      764       453       189
                                                            Income brought forward          -6,250    -5,720    -4,762
                                                            Income for the year              6,842     6,220     5,270
                             ----------------------------                                  ----------------------------

SUBTOTAL                      14,994    14,994    14,994    SUBTOTAL                        16,283    15,880    15,542
Current assets                                              DEBTS
Other receivables                                           Accounts payable                     6         3         7
Investment securities          1,286       858       526    Corporate tax payable               13
Cash                              22        31        29
                             ----------------------------                                  ----------------------------


                                      -56-

SUBTOTAL                       1,308       889       555                                        19         3         7
Prepaid expenses
-----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                  16,302    15,883    15,549    TOTAL LIABILITIES               16,302    15,884    15,549
-----------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT
----------------------------------------------------------------------------------------------------------------------

EXPENSES (IN THOUSANDS OF       2002      2001      2000    REVENUES (in thousands of       2002      2001      2000
EURO)                                                       euro)

----------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES                                          Operating revenues
Other purchases and
external expenses                  9         6         6
                          -------------------------------                         -----------------------------------

SUBTOTAL                           9         6         6    SUBTOTAL

FINANCIAL EXPENSES                                          FINANCIAL REVENUES
                                                            Financial revenues from
                                                            holdings in subsidiaries       6,811     6,192     5,263

                                                            Other interest and
                                                            similar revenues                   0         1         8
                                                            Net revenues from
                                                            disposals of investment
                                                            securities                        56        37         9
                          -------------------------------                         -----------------------------------

SUBTOTAL                                                    SUBTOTAL                       6,867     6,230     5,280

Income tax                        16         4         4
Earnings                       6,842     6,220     5,270

--------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                 6,842     6,230     5,280    TOTAL REVENUES                 6,867     6,230     5,280

--------------------------------------------------------------------------------------------------------------------

4.4.2 NOTES TO THE FINANCIAL STATEMENTS OF THE SOMAREL COMPANY AT DECEMBER 31, 2002

       SIGNIFICANT EVENTS OF THE YEAR

       In 2002:

       The meeting of Somarel's Board of Directors on June 18, 2002 decided to pay an interim dividend of 2.08 euros per share, i.e. a total amount of 6,439,680 euros.

       The recording of the interim dividend for 2001 in "income brought forward" was decided on by the General Meeting of the Shareholders on June 18, 2002.

       In 2001:

       At its meeting of June 14, 2001, the Board of Directors decided to pay an interim dividend of 1.90 euros per share, i.e. a total amount of 5,882,400 euros.

       The entry of the interim dividend for 2000 in "income brought forward" was decided on by the General Meeting of the Shareholders on June 14, 2001.

       In 2000:

       At its meeting of June 27, 2000, the Board of Directors decided to pay an interim dividend f 1.57 euros (10.30 francs) per share, i.e. a total amount of 4,861,424 euros (31,999,800 francs).

       ACCOUNTING PRINCIPLES, RULES AND METHODS

       The annual financial statements are prepared in accordance with the provisions of the 1982 General Accounting Plan and the legal texts in force.

       The General  Accounting  Conventions  were applied in accordance with the
       conservatism   principle  and  with  the  general  rules  concerning  the preparation and presentation of the annual financial statements.

       The basic method adopted for the valuation of items is the historical cost method.

       The accounts are kept and presented in euro. The conversion was made on the basis of one euro = FF 6.55957.

4.4.3 GENERAL AND SPECIAL REPORTS OF THE AUDITORS ON THE ANNUAL FINANCIAL STATEMENTS

       GENERAL REPORT OF THE AUDITOR ON THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002

       Within the scope of the mandate given to us by the General Meeting of the Shareholders, we are submitting our report for the financial year ending December 31, 2002, on:

       - the audit of the annual financial statements of the company, such as attached to this report,

       -    the specific reviews and the information required by law.

       The financial statements were approved by the Board of Directors. On the basis of our mandate, we express an opinion concerning these financial statements.

       I. OPINION CONCERNING THE FINANCIAL STATEMENTS

       We performed our mandate according to the professional standards applicable in France; these standards require the application of procedures making it possible to develop the reasonable assurance that the financial statements do not include significant anomalies. An audit consists of examining, by means of tests, the items of evidence substantiating the data contained in the accounts. It also consists of evaluating the accounting principles used and the significant estimates adopted for the balancing of the accounts, and of assessing their overall presentation. We believe that our controls provide a reasonable basis for the opinion expressed below.

       We certify that the annual financial statements are regular and truthful in light of French accounting rules and principles and fairly present the income from operations for the past year as well as the financial position and the property of the company at the end of said year.

       II. SPECIFIC REVIEWS AND INFORMATION

       We also performed the specific reviews required by law in accordance with professional standards applicable in France.

       We make no qualifications concerning theaccuracy and the consistency with the financial statements of the information given in the management report of the Board of Directors and in the documents sent to the shareholders concerning the financial position and the financial statements.

       Pursuant to French law, we made certain that the various data relating to acquisitions of holdings and controlling interests were communicated to the shareholders in the management report.

       Signed in Paris on March 12, 2003

       The Auditor

       Frederic ALLILAIRE

       SPECIAL  REPORT OF THE AUDITOR ON  REGULATED  AGREEMENTS  AT DECEMBER 31,
       2002

       In our capacity as auditor of the company, we must submit to you a report on the regulated agreements of which we were advised. Our mandate does not involve investigating the possible existence of such agreements.

       We inform you that we were not advised of any agreement referred to in article L. 225-38 of the Commercial Code.

       Signed in Paris on March 12, 2003

       The auditor

       Frederic ALLILAIRE

4.5    ADDITIONAL INFORMATION

4.5.1  TABLE OF SUBSIDIARIES AND EQUITY STAKES

     ------------------------------------------------------------------------------------------------------------
     NAME: SOMAREL                    CAPITAL         % STAKE      GROSS VALUE OF       LOANS,         GROSS
                                                                     SECURITIES        ADVANCES       REVENUE
     REG. OFFICE: 133, AVENUE
     DES CHAMPS ELYSEES -- 75008   SHAREHOLDERS'     DIVID.PAID     NET VAL. SEC.       BONDS       PROFIT (LOSS)
     - PARIS                           EQUITY
     ------------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------------

     SUBSIDIARIES  (MORE THAN
     50%)
          None


     EQUITY STAKES (10 - 50%)
          Publicis Groupe S.A.          78 432       15.79 %          14 993                           10 997
                                     2 697 788         6 811          14 993                        (926 174)

     OTHER SECURITIES
          None

     ------------------------------------------------------------------------------------------------------------

       The Publicis securities are shown in the accounts at their historical value. That value is compared with the inventory value assessed on the basis of the trading value of the shares of Publicis Groupe S.A.

4.5.1.1 DIVIDENDS

The Publicis dividends per share distributed during the last five years are as follows:

      --------------------------------------------------------------------------
         (EURO)               2002            2001          2000          1999
      --------------------------------------------------------------------------
      Net dividend            2.08            1.90          1.57          1.14
      Dividend tax
      credit (1)              1.04            0.95          0.79          0.57
      Total income            3.12            2.85          2.36          1.71
      --------------------------------------------------------------------------
(1) BASED ON A DIVIDEND TAX CREDIT AT THE RATE OF 50%

4.6    INFORMATION CONCERNING RECENT CHANGES IN THE COMPANY

       The proposed merger of Somarel, MLMS2, MLMS into Publicis Groupe S.A. results from the shareholders' agreement entered into on April 9, 1998 (see section 2.1.1.2).

       MLMS and MLMS2 are two holding companies specially created for purposes of receiving the interests of the employees and officers of the Publicis group and whose key assets consist of Somarel shares (8.46% and 4.13% of the capital of Somarel, respectively).

5.     PRESENTATION OF MLMS 2

5.1    GENERAL INFORMATION

5.1.1  NAME AND REGISTERED OFFICE

       Name:  MLMS 2

       Registered office:  133 Avenue des Champs-Elysees -- 75008 Paris

5.1.2  DATE OF ORGANISATION AND TERM OF THE COMPANY

       The articles of incorporation of the company were published on June 9, 1998.

       The term is scheduled to end on June 9, 2097.

5.1.3  LEGISLATION AND LEGAL FORM

       The MLMS2 company is organized as a limited partnership ("Societe en Commandite par Actions") governed by the rules and regulations in force as well as by its bylaws.

       MLMS2 is a French company.

5.1.4  SUMMARY OF THE CORPORATE PURPOSE

       The purpose of the company is the management of a portfolio of securities and of holdings in subsidiaries and the involvement of the company in any commercial or industrial operations relating to the abovementioned purpose directly or indirectly.

5.1.5  ENTRY NUMBER IN THE TRADE REGISTER -- APE CODE

       The entry number of the company in the Trade Register of Paris is No. 419,084,140 (98B08748) Its APE code is 652 E

5.1.6  ADMINISTRATION, MANAGEMENT, CONTROL

5.1.6.1  GENERAL PARTNER AT DECEMBER 31, 2002

-------------------------------------------------------------------------------
                                                  DATE OF         EXPIRATION
                                                  APPOINTMENT
-------------------------------------------------------------------------------
General partner           MLMS Gestion            08/06/1998      undetermined
-------------------------------------------------------------------------------

5.1.6.2     SUPERVISORY BOARD AT DECEMBER 31, 2002

-------------------------------------------------------------------------------
                                                     DATE OF        EXPIRATION
                                                     APPOINTMENT

-------------------------------------------------------------------------------

Chairperson of the
Supervisory Board       Miss Claudine Bienaime       14/06/2001     2003
Member of the
Supervisory Board       Mr. Bruno Desbarats-Bollet   15/06/2001     2003
Member of the
Supervisory Board       Mr. Jean-Paul Morin          16/06/2001     2003

-------------------------------------------------------------------------------

       The other main corporate offices held by the members of the Supervisory Board are as follows:

       MRS. CLAUDINE  BIENAIME:
       General Secretary of Publicis Groupe S.A.
       Chairperson of the Supervisory Board of MLMS2
       Chairperson and CEO of Societe Immobiliere du Boisdormant
       Managing Director of Rosclodan and Sopofam
       Director of MLMS

       MR. BRUNO DESBARATS-BOLLET:
       Chairman of the Managing Board ("Directoire") of Medias et Regies Europe Member of the Supervisory Board of MLMS2
       Director of MLMS

       MR. JEAN-PAUL MORIN:
       Chairman of the Board of Directors of JPM Consulting
       Member of the Supervisory Board of MLMS2
       Director and General Manager of MLMS
       Director  of  Regie   Publicitaire  des  Transports   Parisiens  Metrobus
       Publicite
       The Supervisory Board met once during the financial year ending December 31, 2002.
       Compensation and benefits in kind during the last fiscal year: None.

5.1.7  AUDITORS

       STATUTORY AUDITOR:
       Mr. Pierre Loeper of office: At the end of the General Meeting which will vote on the financial
       39 Rue Saint Dominique - 75007 Paris
       Date of the initial appointment: General Meeting of June 9, 1998.
       Date of the current appointment: General Meeting of June 9, 1998. Expiration of the current term statements for the 2004 financial year.

       ALTERNATE AUDITOR:
       Mr. Didier Faury
       140 Boulevard Haussmann - 75008 Paris
       Date of the initial appointment: General Meeting of June 9, 1998.
       Date of the current appointment: General Meeting of June 9, 1998. Expiration of the current term of office: At the end of the General Meeting which will vote on the financial statements for the 2004 financial year.

5.1.8  FINANCIAL YEAR

       The financial year lasts twelve months, from January 1st to December 31st of each year.

5.1.9  SPECIAL AGREEMENTS

       None.

5.1.10 PLACES WHERE THE DOCUMENTS RELATING TO THE COMPANY MAY BE CONSULTED

       133 Avenue des Champs-Elysees - 75008 Paris

5.2    GENERAL INFORMATION CONCERNING THE CAPITAL

5.2.1  SHARE CAPITAL

       In 2002, the share capital amounted to 9,549,996 euro, divided into 129,054 shares with a face value of 74.0 euro, fully paid in.

       The following table shows the changes in capital during the last five years:

     ---------------------------------------------------------------------------
                             2002       2001        2000       1999       1998
     ---------------------------------------------------------------------------
     Share capital
      (euro)             9,549,996   9,549,996   9,541,965  9,541,965  9,541,965
     ---------------------------------------------------------------------------
     Number of shares      129,054     129,054     129,054    129,054    129,054
     issued
     ---------------------------------------------------------------------------

       MLMS2 is a party to the agreement entered into by the shareholders of Somarel (see description in paragraph 2.1.1.2 above) on April 9, 1998.

5.2.2  CHARACTERISTICS OF THE FINANCIAL INSTRUMENTS GIVING ACCESS TO THE CAPITAL

       None.

5.2.3  DISTRIBUTION OF THE CAPITAL AND OF THE VOTING RIGHTS

   -----------------------------------------------------------------------------
                                         SHARES               VOTING RIGHTS
                                   NUMBER      AS A %      NUMBER      AS A %
   -----------------------------------------------------------------------------
   Henri Bache                    10,300       8.0%        10,300       8.0%
   Bruno Queyroux                 10,310       8.0%        10,310       8.0%
   S.C. LLK                        6,845       5.3%         6,845       5.3%
   S.C.S.C.C.T.                    6,845       5.3%         6,845       5.3%
   Other shareholders(1)          94,754      73.4%        94,754      73.4%
   -----------------------------------------------------------------------------
   TOTAL                         129,054     100.0%       129,054     100.0%
   -----------------------------------------------------------------------------

(1): SHAREHOLDERS OF WHOM EACH HOLDS LESS THAN 5% OF THE CAPITAL AND THE VOTING RIGHTS AT MARCH 10, 2003.

5.3    INFORMATION RELATING TO THE ACTIVITY

5.3.1  HISTORY

       MLMS2 was created on June 9, 1998 for purposes of receiving the interests of the employees and management of Publicis Groupe S.A. in the Somarel holding company. Since its creation, the company has managed its interest in Somarel.

5.3.2  ACTIVITIES

       MLMS2 is a holding company whose key assets consist of an interest of 128,000 shares in Somarel, i.e. 4.13% of the capital and of the voting rights.

       The company does not engage in operations, and, as a result, has not posted any sales revenues in the last three years.

5.3.3  NUMBER OF EMPLOYEES

       None.

5.3.4  INVESTMENT POLICY

       None.

5.3.5  MARKET RISKS

       None.

5.3.6  LEGAL RISKS

       None.

5.3.7  INDUSTRIAL AND ENVIRONMENTAL RISKS

       None.

5.3.8  INSURANCE

       None.

5.3.9  OTHER RISKS

       None.

5.4    FINANCIAL STATEMENTS AT DECEMBER 31, 2000, 2001, 2002

5.4.1.1  BALANCE SHEET

--------------------------------------------------------------------------------------------------------------------------
ASSETS (IN THOUSANDS OF EURO)      2002      2001      2000    LIABILITIES (IN THOUSANDS         2002      2001      2000
                                                               OF EURO)
--------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                                   OWNERS' EQUITY

Financial assets                  9,464     9,464     9,464    Share capital                    9 550     9 550     9 542
                                                               Legal reserve                       25        15         7
                                                               Income brought forward             466       280       136
                                                               Income for the year                218       196       160
                             -------------------------------                               -------------------------------

SUBTOTAL                          9,464     9,464     9,464    SUBTOTAL                        10,260    10,042     9,845

CURRENT ASSETS                                                 DEBTS
Other receivables                    19         4        13    Lending institutions                 0
Investment securities               777       574       360    Accounts payable                     3         4         3
Cash                                  3         4        11    Corporate tax payable
                             -------------------------------                               -------------------------------

SUBTOTAL                            799       582       384                                         3         4         3

Prepaid expenses

--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                     10,263    10,046     9,848    TOTAL LIABILITIES               10,263    10,046     9,848
--------------------------------------------------------------------------------------------------------------------------

5.4.1.2   INCOME STATEMENT

-------------------------------------------------------------------------------------------------------------------------
EXPENSES (IN THOUSANDS OF          2002      2001      2000   REVENUES (IN THOUSANDS OF         2002      2001      2000
EURO)                                                         EURO)

-------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES                                            Operating revenues

Other purchases and
external expenses                     6         8         7
Taxes and similar payments
                             ------------------------------                                ------------------------------

SUBTOTAL                              6         8         7   SUBTOTAL

FINANCIAL EXPENSES                                            FINANCIAL REVENUES
                                                              Financial revenues from
                                                              holdings in subsidiaries            266       243       201
                                                              Net revenues from
                                                              disposals of investment
                                                              securities                           28        28         2
Interest and similar                                          Other interest and
expenses                              0         0         0   similar revenues
                             ------------------------------                                   ---------------------------

SUBTOTAL                              0         0         0   SUBTOTAL                            294       271       203

Income tax                           70        67        36
Income                              218       196       160

-------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                      294       271       203   TOTAL REVENUES                      294       271       203
-------------------------------------------------------------------------------------------------------------------------

5.4.2  NOTES TO THE FINANCIAL STATEMENTS

       Accounting principles, rules and methods

       The financial statements are prepared in accordance with the provisions of the 1999 General Accounting Plan and of the legal texts in force.

       The general accounting conventions were applied in accordance with the conservatism principle and the general rules governing the preparation and presentation of the annual financial statements.

       The basic method used for the valuation of the items is the historical cost method.

5.4.3 GENERAL AND SPECIAL REPORTS OF THE AUDITORS ON THE ANNUAL FINANCIAL STATEMENTS

       General report of the Auditor on the financial statements at December 31, 2002

       Dear Sirs,

       Within the scope of the mandate given to me by the bylaws, I am submitting my report for the year ending on December 31, 2002, on:

       - the audit of the annual financial statements of the MLMS2 company, such as attached to this report,

       - the specific reviews and information required by law.

       The financial statements were approved by the Manager. On the basis of my mandate, I express an opinion on these financial statements.

       I. OPINION CONCERNING THE FINANCIAL STATEMENTS

       I performed my audit according to the professional standards applicable in France. These standards require the application of procedures making it possible to develop the reasonable assurance that the financial statements do not include significant anomalies. An audit consists of examining, by means of tests, the items of evidence substantiating the data contained in the accounts. It also consists of evaluating the accounting principles used and the significant estimates adopted for the balancing of the accounts, and of assessing their overall presentation. I believe that my controls provide a reasonable basis for the opinion expressed below.

       I certify that the annual financial statements are with regard to French accounting rules and principles regular and truthful and fairly present the income from operations for the past year as well as the financial position and the property of the company at the end of said financial year.

       II. SPECIFIC REVIEWS AND INFORMATION

       I also performed the specific reviews required by law in accordance with the professional standards applicable in France.

       I make no qualifications concerning theaccuracy and the consistency with the financial statements of the information given in the management report of the Manager and in the documents sent to the limited partners concerning the financial position and the annual financial statements.

                                               Signed in Paris on April 07, 2003
                                                                   Pierre LOEPER
                                                                         Auditor

       SPECIAL  REPORT OF THE AUDITOR ON  REGULATED  AGREEMENTS  AT DECEMBER 31,
       2002

       Ladies and Gentlemen:

       In my capacity as auditor of the company, I must submit to you a report on the regulated agreements of which I was advised. My mandate does not involve investigating the possible existence of such agreements.

       I inform you that I was not advised of any agreement referred to in article L. 226-10 of the Commercial Code.

                                                 Done at Paris on April 07, 2003
                                                                   Pierre LOEPER
                                                                         Auditor

5.4.4  ADDITIONAL INFORMATION

       The Somarel securities are shown in the accounts at their historical value. That value is compared with the inventory value assessed on the basis of the shares held in the net assets of Somarel determined with regard to the trading value of the shares of Publicis Groupe S.A.

5.4.5  MARKET AND YIELD OF THE FINANCIAL INSTRUMENTS

5.4.5.1  DIVIDENDS

       No dividend has been distributed by MLMS2 since its creation.

5.4.6  INFORMATION CONCERNING RECENT CHANGES IN THE COMPANY

       Proposed merger of Somarel, MLMS2, MLMS into Publicis Groupe S.A. is a result of the shareholders' agreement entered into on April 9, 1998 (see paragraph 2.1.1.2 above).

       It should be noted that article 45 of the bylaws of MLMS2 provides that the rights of the limited and general partners to the profits, the reserves and the liquidation dividend are distributed 99% to the limited partners and 1% to the general partners. However, MLMS Gestion, the only general partner and the manager of MLMS2, has, to the extent necessary, waived distribution of shares in connection with the merger of MLMS2 into Publicis Groupe S.A.

6.     PRESENTATION OF MLMS

6.1    GENERAL INFORMATION

6.1.1  NAME AND REGISTERED OFFICE

       Name:  MLMS

       Registered office:  133 Avenue des Champs-Elysees -- 75008 Paris

6.1.2  DATE OF ORGANIZATION AND TERM OF THE COMPANY

       MLMS was organized on March 31, 1998 for a term of 99 years expiring on March 31, 2097.

6.1.3  LEGISLATION AND LEGAL FORM

       MLMS is organized as a corporation ("Societe Anonyme") company governed by the laws and regulations in force as well as by its bylaws.

       MLMS is a French company.

6.1.4  SUMMARY OF THE CORPORATE PURPOSE

       The purpose of the company is the management of a portfolio of securities, the acquisition of any corporate rights, regardless of their form, and of any tangible and intangible property.

6.1.5  ENTRY NUMBER IN THE TRADE REGISTER -- APE CODE

       The entry number of the company in the Trade Register of Paris is No. 418,247,029 (98B05339). Its APE code is 652 E.

6.1.6  ADMINISTRATION, MANAGEMENT, CONTROL

     ----------------------------------------------------------------------
     ----------------------------------------------------------------------
     Chairman of the Board of Directors:     Mr. Maurice Levy

     Director and General Manager:           Mr. Jean-Paul Morin

     Director:                               Mr. Bruno Desbarats-Bollet
     ----------------------------------------------------------------------

       The other main corporate offices exercised by the members of the Board of Directors are as follows:

       MR. MAURICE LEVY:
       Chairman and CEO of Publicis Groupe S.A.
       Vice Chairman of the Supervisory Board of Medias et Regies Europe Director of Cereol
       Manager of MLMS Gestion

       MR. JEAN-PAUL MORIN:
       Chairman of the Board of Directors of JPM Consulting
       Member of the Supervisory Board of MLMS2
       Director and General Manager of MLMS

       Director  of  Regie   Publicitaire  des  Transports   Parisiens  Metrobus
       Publicite

       MR. BRUNO DESBARATS-Bollet:
       Chairman of the Managing Board ("Directoire") of Medias et Regies Europe Member of the Supervisory Board of MLMS2
       The Board of Directors met twice during the fiscal year ending December 31, 2002.
       Compensation and benefits in kind for the last fiscal year: None.

6.1.7  AUDITORS

       STATUTORY AUDITOR:
       Mr. Jose Marette
       135 Boulevard Haussmann -- 75008 Paris
       Date of the initial appointment: General Meeting of October 12, 1998. Date of the current appointment: General Meeting of October 12, 1998. Expiration of the current term of office: At the end of the General Meeting voting on the financial statements for the year 2003.

       ALTERNATE AUDITOR:
       Mr. Pierre Loeper
       39 Rue Saint Dominique -- 75007 Paris
       Date of the initial appointment: General Meeting of October 12, 1998. Date of the current appointment: General Meeting of October 12, 1998. Expiration of the current term of office: At the end of the General Meeting voting on the financial statements for the year 2003.

6.1.8  FISCAL YEAR

       The fiscal year lasts 12 months, from January 1st to December 31st of each year.

6.1.9  SPECIAL AGREEMENTS

       None.

6.1.10 PLACES WHERE THE DOCUMENTS RELATING TO THE COMPANY MAY BE CONSULTED

       133 Avenue des Champs-Elysees -- 75008 Paris

6.2    GENERAL INFORMATION CONCERNING THE CAPITAL

6.2.1  Share capital

       In 2002, the share capital amounted to 4,546,4165 euros, divided into 61,856 shares with a face value of 73.5 euros each, fully paid in.

       The following table shows the changes in capital during the last five years:

     ---------------------------------------------------------------------------
                            2002        2001        2000       1999       1998
     ---------------------------------------------------------------------------
     Share capital
      (euro)            4,546,416   4,546,416   4,573,495   4,573,495  4,573,495
     ---------------------------------------------------------------------------
     Number of shares
     issued                61,856      61,856      61,856      61,856     61,856
     ---------------------------------------------------------------------------

       MLMS subscribed the Somarel shareholders' agreement (see description in paragraph 2.1.1.2 above) on April 9, 1998.

6.2.2  Characteristics of the financial instruments giving access to the capital

       None.

6.2.3  Distribution of the capital and of the voting rights

   -----------------------------------------------------------------
                                    Shares           Voting rights
                               Number    As a %    Number     As a %
   -----------------------------------------------------------------
   Maurice Levy                31 552    51.0%     31 552     51.0%
   Jean-Paul Morin              8 459    13.7%      8 459     13.7%
   Bertrand Siguier             5 000     8.1%      5 000      8.1%
   Gerard Unger                 4 600     7.4%      4 600      7.4%
   Henri-Calixte Suaudeau       3 609     5.8%      3 609      5.8%
   Others(1)                    8 636    14.0%      8 636     14.0%
   -----------------------------------------------------------------
   Total                       61 856   100.0%     61 856    100.0%
   -----------------------------------------------------------------
   -----------------------------------------------------------------

(1): SHAREHOLDERS OF WHOM EACH HELD LESS THAN 5% OF THE CAPITAL AND OF THE VOTING RIGHTS AT MARCH 10, 2003.

6.3    INFORMATION RELATING TO THE ACTIVITY

6.3.1  HISTORY

       MLMS was created as a limited liability company ("Societe a Responsabilite Limitee") on March 31, 1998 for purposes of receiving the interest of the management of Publicis Groupe S.A. in the Somarel holding company.

       MLMS was transformed into a corporation ("Societe Anonyme") company by the general and special meeting of the shareholders of October 12, 1998. Since its creation, the company has managed its interest in Somarel.

6.3.2  ACTIVITIES

       MLMS is a holding company whose key assets consist of an interest of 261,932 shares in Somarel, i.e. 8.46% of the capital and of the voting rights, respectively.

       The company does not engage in any operations. As a result, it has not generated any sales revenues in the last three years.

6.3.3  NUMBER OF EMPLOYEES

       None.

6.3.4  INVESTMENT POLICY

       None.

6.3.5  MARKET RISKS

       None.

6.3.6  LEGAL RISKS

       None.

6.3.7  INDUSTRIAL AND ENVIRONMENTAL RISKS

       None.

6.3.8  INSURANCE

       None.

6.3.9  OTHER RISKS

       None.

6.4    FINANCIAL INFORMATION

6.4.1  FINANCIAL STATEMENTS OF THE COMPANY AT DECEMBER 31, 2000, 2001 AND 2002

6.4.1.1  BALANCE SHEET


-----------------------------------------------------------------------------------------------------------------------------
ASSETS (EURO 000)                 2002      2001      2000     LIABILITIES (EURO 000)            2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------

FIXED ASSETS                                                   OWNERS' EQUITY

Financial assets                 20,750    19,522    18,320    Share capital                     4,546     4,546     4,573.5

                                                               Legal reserve                         2         2         1.7

                                                               Statutory reserves                   27        27

                                                               Income brought forward             -455      -222       -35.4

                                                               Loss for the year                  -125      -234      -186.4
                             -------------------------------                                   ------------------------------

SUBTOTAL                         20,750    19,522    18,320    SUBTOTAL                          3,995      4,120      4,354

CURRENT ASSETS                                                 DEBTS

Other receivables                                              Lending institutions(1)          16,785     15,396     13,963

                                                               Sundry borrowings and
Investment securities                46                        long-term debts

Cash                                  2         4         4    Accounts payable                      6         10          7

                                                               Other debts                          12
                             -------------------------------                                   ------------------------------

SUBTOTAL                             48         4         4                                     16,804     15,406     13,970

-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                     20 799    19 526    18 324    TOTAL LIABILITIES                20,799     19,526     18,324

-----------------------------------------------------------------------------------------------------------------------------

(1):  BANK LOAN GRANTED BY BNP PARIBAS  (REPAYABLE  ON APRIL 16,  2004,  6-MONTH
EURIBOR + 0.65%) THE GOAL OF WHICH IS TO FINANCE THE INITIAL  ACQUISITION OF THE
SOMAREL SHARES AND THE IMPLEMENTATION OF THE CLAUSE TO ACQUIRE SOMAREL SHARES IN
THE SCOPE OF THE  LIQUIDITY  CONTRACT  GRANTED  TO  CERTAIN  SHAREHOLDERS  (MOST
ESPECIALLY FCPE SOMAREL).


6.4.1.2   INCOME STATEMENT

--------------------------------------------------------------------------------------------------------------------------
EXPENSES (EURO 000)             2002      2001      2000       REVENUES (EURO 000)               2002      2001      2000
--------------------------------------------------------------------------------------------------------------------------


OPERATING EXPENSES                                             OPERATING REVENUES
Other purchases and
external expenses                  8         7         6
Taxes and payments made                                0
                          -------------------------------                               ----------------------------------

SUBTOTAL                           8         7         6       SUBTOTAL

FINANCIAL EXPENSES                                             FINANCIAL REVENUES

                                                               Financial revenues from
                                                               holdings in subsidiaries          540       481       390
                                                               Net revenues from
Interest and similar                                           disposals of investment
expenses                         657       707       578       securities                                              8
                          -------------------------------                               ----------------------------------

SUBTOTAL                         657       707       578       SUBTOTAL                          540       481       398

Income tax
Loss                            -125      -233      -186

--------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                   540       481       398       TOTAL REVENUES                    540       481       398

--------------------------------------------------------------------------------------------------------------------------


6.4.2  NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY

       ACCOUNTING PRINCIPLES, RULES AND METHODS

       The financial statements are prepared in accordance with the provisions of the 1982 General Accounting Plan and of the legal texts in force.

       The general accounting conventions were applied in accordance with the conservatism principle and the general rules governing the preparation and presentation of the financial statements.

       The basic method used for the valuation of the items is the historical cost method.

6.4.3 GENERAL AND SPECIAL REPORTS OF THE AUDITORS ON THE ANNUAL FINANCIAL STATEMENTS

       GENERAL REPORT OF THE AUDITOR ON THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002

       Within the scope of the mandate given to us by the General Meeting of the Shareholders, we are submitting our report for the year ending December 31, 2002, on:

       - the audit of the financial statements of the company, such as attached to this report,

       - the specific reviews and the information required by law.

       The financial statements were approved by the Board of Directors. On the basis of our audit, we express an opinion concerning these financial statements.

       I. OPINION CONCERNING THE FINANCIAL STATEMENTS

       We performed our audit according to professional standards applicable in France. These standards require the application of procedures making it possible to develop the reasonable assurance that the financial statements do not include significant anomalies. An audit consists of examining, by means of tests, the items of evidence substantiating the data contained in the accounts. It also consists of evaluating the accounting principles used and the significant estimates adopted for the balancing of the accounts, and of assessing their overall presentation. We believe that our controls provide a reasonable basis for the opinion expressed below.

       We certify that the annual financial statements are regular and truthful under the French accounting rules and principles, and fairly present the income from operations for the past year as well as the financial position and the property of the company at the end of said year.

       II. SPECIFIC REVIEWS AND INFORMATION

       We also performed the specific reviews required by law in accordance with professional standards applicable in France.

       We make no qualifications concerning theaccuracy and the consistency with the financial statements of the information given in the management report of the Board of Directors and in the documents sent to the shareholders concerning the financial position and the financial statements.

       Done at Paris on March 12, 2003

       The Auditor

       Jose MARETTE

       SPECIAL  REPORT OF THE AUDITOR ON  REGULATED  AGREEMENTS  AT DECEMBER 31,
       2002

       In our capacity as auditor of the company, we must submit to you a report on the regulated agreements of which we were advised. Our mandate does not involve investigating the possible existence of such agreements.

       We inform you that we were not advised of any agreement referred to in article L. 225-38 of the Commercial Code.

       Done at Paris on March 12, 2003

       The auditor

       Jose MARETTE

6.4.4  ADDITIONAL INFORMATION

       The securities of Somarel, MLMS2, MLMS3 and MLMS Gestion are shown in the accounts at their historical value. That value is compared with the inventory value assessed on the basis of Publicis shares held respectively in the net assets of Somarel, MLMS2, MLMS3 and MLMS Gestion determined with regard to the trading value of the shares of Publicis Groupe S.A.

6.4.5  MARKET AND YIELD OF THE FINANCIAL INSTRUMENTS

6.4.5.1  DIVIDENDS

       No dividend has been distributed by MLMS since its creation.

6.5    INFORMATION CONCERNING RECENT CHANGES IN THE COMPANY

       Proposed merger of Somarel, MLMS2, MLMS with Publicis Groupe S.A. as a result of the shareholders' agreement entered into on April 9, 1998 (see paragraph 2.1.1.2 above).